

The Value of



Baker



2004 annual report



able of contents

nancial summaries	1
ssage to shareholders	2
erations review	4
ard of directors	8
selected financial data	9
nagements scussion and analysis	10
es to consolidated ancial statements	23
nagements reports shareholders	35
port of independent gistered public counting firm	36
rporate management	38
areholder information	39

Michael Baker Corporation (AMEX:BKR) provides engineering and operations and maintenance expertise for public and private sector customers worldwide. ... markets of focus are Aviation, Environmental, Facilities, Geospatial Information Technologies, Linear Utilities, Transportation, Water/Wastewater, ... Managed Operations and Maintenance services, Training, and Applied Technologies for oil and gas producers. Baker has more than 4,200 employees in over ... offices across the United States and internationally.

41 Offices Worldwide . . .

4,200+ Employees . . .

3,400+ Active Customers . . .

2,700+ Active Projects . . .

Innovative Performance-Based Contracts . . .

Improved Internal Processes and Systems . . .

Shift Toward Large, Complex Projects . . .

Focus on Program Management . . .

$551 Million in Total Contract Revenues . . .

$21 Million in Income from Operations . . .

$1.45 Billion in Backlog . . .

89% Increase in Share Price . . .

Incalculable Value to Our Customers . . .

Hallmark Project Opportunities for Our Employees . . .

Dramatic Increase in Shareholder Value . . .

One Baker

The facts and figures above represent more than a simple snapshot of our operations and performance. They are indicative of both our progress in achieving our vision and the value we provide to the world we serve. They are components in the value of one–One Baker.

Our progression is continual, as is our evolution in becoming a leading professional services company, focused on the complete life-cycle of our customers' most complex engineering and energy challenges.



Financial Summary (Amounts in millions, except per share information)

	2004	2003	2002
Revenues	**$550.8**	$426.0	$405.3
Income from Operations	**21.4**	6.4	17.2
Net Income	**12.3**	2.1	9.6
Diluted Net Income Per Share	**1.44**	0.25	1.12
Shareholders' Investment	**86.5**	72.6	71.4
Total Backlog at Year End	**$1,451.7**	$720.7	$545.2

Segment Summary (Amounts in millions)

	2004	2003	2002
Revenues			
Engineering	**$343.4**	$250.6	$242.6
Energy	**207.4**	175.4	162.6
Total Core	**550.8**	426.0	405.2
Non-Core	**—**	—	0.1
Total Revenues	**$550.8**	$426.0	$405.3
Income from Operations			
Engineering	**$21.2**	$6.4	$10.3
Energy	**1.3**	1.3	6.6
Corporate	**(1.2)**	(1.4)	(0.9)
Total Core	**21.3**	6.3	16.0
None-Core	**0.1**	0.1	1.2
Total Income from Operations	**$21.4**	$6.4	$17.2

Total Contract Revenues



Income from Operations



Earnings Per Share



Note with respect to Forward-Looking Statements: This Annual Report on Form 10-K, and in particular the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of Exhibit 13.1 hereto, which is incorporated by reference into Item 7 of Part II, contains forward-looking statements concerning future operations and performance of the Company. Forward-looking statements are subject to market, operating and economic risks and uncertainties that may cause the Company's actual results in future periods to be materially different from any future performance suggested herein. Factors that may cause such differences include, among others: increased competition; increased costs; changes in general market conditions; changes in industry trends; changes in the regulatory environment; changes in the Company's relationship and/or contracts with FEMA; changes in anticipated levels of government spending on infrastructure, including TEA-21; changes in loan relationships or sources of financing; changes in management; changes in information systems; and costs to comply with the requirements of the Sarbanes-Oxley Act of 2002. Such forward-looking statements are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.



DONALD P. FUSILLI, JR.
President and Chief Executive Officer

ONE



WILLIAM P. MOONEY
Chief Financial Officer

It is with pride in our people, gratitude to our shareholders, and confidence in our future that I can report that 2004 represents a banner year in Baker history. We made progress toward achieving a number of our long-standing strategic goals; our improved financial performance is demonstrated in both record revenues and earnings per share (shareholders enjoyed an eighty-nine percent increase in share price); and we improved our positions in the markets we serve to sustain our success. And the source of this performance is in the **Value of One Baker.**

The Baker Balanced Scorecard, described in last year's report as our "roadmap," provided the guidance to accurately measure progress across the key components of finance, operations, governance and compliance, marketing and sales, and human resource development. Through the Balanced Scorecard approach, we have begun to realize and leverage the concept of thinking and acting as "One Baker."

The notion of One Baker will mean different things to different stakeholders. Among customers, One Baker means they can rely on our ability to deploy well-rounded and diversified service offerings across our entire business to help them achieve their strategic goals. For employees, it creates advancements in our product and service delivery methods while offering new challenges to perform on large, complex projects that open doors to further professional development. For shareholders, it means Baker's capacity to recognize and capitalize on varied business opportunities that perpetuate growth and value.

The common denominator is that this organization will continue to evolve as *a leading professional services company, focused on the complete life-cycle of our customers' most complex challenges.*

Of Projects and Programs

In 2004, we began to see a fundamental shift in the way we provide high-value services to our customers. Project management remains an integral part of those services, but by pursuing and winning large, complex projects or programs, we increasingly position ourselves as program managers. Coupled with this project-to-program shift has been a continued strengthening of our processes and systems. These factors, and others, led to our success in 2004, helping us to achieve the following:

- Total Contract Revenues of $551 million, a twenty-nine percent increase from year-end 2003
- Operating Income of $21 million, a company record
- Year-end Cash position of $15.5 million
- Record Backlog of $1.45 billion, compared to $721 million for year-end 2003
- Year-End Share Price of $19.60, up from $10.35 for year-end 2003

Riding a Surge of Growth

These improved results also stem from the strength of our markets, our strategic positioning and the performance of our people in both the Engineering and Energy segments of our business. Conditions and trends in our markets in 2004 amplified the opportunities for Baker as a convergence of factors played to all of our strengths. It truly created a surge of new and expanded challenges and commitments, with a corresponding growth in revenues.

For example, in 2004, expanding federal funding of Department of Homeland Security and Department of Defense programs drew more deeply on the talent and expertise of our Engineering segment. State Departments of Transportation continued to award design contracts in the states where we have a presence, even in the absence of the reauthorization of TEA-21, the national surface transportation act. We saw funding for aviation, particularly expansion and runway extensions, rebound to near pre-9/11 levels. The continued market dynamics and owner transitions in the Gulf of Mexico (GOM) shelf, heavy international energy exploration and production (E&P) investment, and onshore domestic production of both traditional and non-traditional sources such as coal bed methane, contributed to our strengthening position in these markets. The value of One Baker translated into having the right people with the right skills ready to respond and address the customer's needs.

The core elements of our strategy for growth remain *Maximize, Optimize, Innovate* and *Leverage.* Our projects and relationships highlighted here offer clear examples of those strategic elements in action to produce positive results for customers, employees and shareholders.

Operations Highlights

Our Engineering segment achieved gross revenues of $343 million in 2004, a company record, with just over forty percent of that total coming from the federal sector. Over the course of our 65-year history, Baker has continually served the federal government, at varying levels and degrees—in 2004, we achieved new milestones with these valued customers.

Our ongoing contract with the Federal Emergency Management Agency (FEMA) to conduct its Multi-Hazard Flood Mapping and Modernization program *maximizes* the growth potential of our business segments by incorporating many parts of Baker into one comprehensive customer relationship. There are several other prime examples of this strategic element, including: the expanding role with the United States Visitor and Immigrant Status Indicator Technology (US-VISIT) program; contracts with the U.S. Army Corps of Engineers to provide management services to assist in the reconstruction of Iraq and Afghanistan; environmental restoration and construction management projects at Department of Defense installations worldwide through the U.S. Air Force Center for Environmental Excellence; Global Positioning System data collection and project management services in support of the U.S. Census Bureau's Geography Division; and the architectural and engineering services being provided to help the Pennsylvania 56th Brigade transition their facilities to accommodate the Stryker Brigade Combat Team which utilizes the Army's new armored quick strike vehicle. And our work with the Base Realignment and Closure (BRAC) Act, particularly in managing the conservation conveyance of a former U.S. Army depot at Honey Lake, California, *optimizes* profitability by being rewarded for effectively applying our capabilities and knowledge.

Our traditional markets grew in 2004, as well. We are performing three different environmental studies for the Texas Department of Transportation. Together with our partners, we are managing the design and construction of the first new runway at Chicago's O'Hare Airport in 30 years. We expanded our 50-plus-year relationship with the Pennsylvania Turnpike Commission as Design Manager for several of its expressway extension projects. We are serving as Program

BRADLEY L. MALLORY
President – Engineering



RICHARD W. GIFFHORN
President – Energy



Baker

Manager for the new Federal Express Mid-Atlantic Hub in Greensboro, North Carolina. We were selected to provide project management, public outreach and final design services for a major Ohio River bridge between Kentucky and Indiana. And we have teamed with a major telecommunications company to provide comprehensive Geospatial Technology services for their wide geographic service area.

The Energy segment improved total contract revenues by eighteen percent in 2004, bolstered by both market conditions and our strategic positioning. Despite this "top-line" growth, the Energy segment's profitability in 2004, and in particular the fourth quarter, was disappointing and is being addressed. Meanwhile, our energy markets remain active and dynamic. Record-high oil and gas commodity prices provided E&P companies with the financial resources to maintain oil and gas reserves and re-invest in new development—an obvious benefit to Baker's initiatives in both the domestic and international E&P markets.

We made progress with our onshore Managed Services strategy with projects for Huber Energy in the Texas Panhandle, where we are providing operations and maintenance (O&M) services, and in the Powder River Basin near Sheridan, Wyoming, which is a coal bed methane project. While our Energy segment is providing traditional O&M services for the Powder River project, we have *leveraged* our Engineering segment to provide the highly regulated environmental permitting and engineering for water disposal that is a necessity for coal bed methane projects. Opportunities continued to develop in the GOM deepwater and shelf areas as well. Through a relationship with Anglo-Suisse Offshore Partners, LLC, we are operating, maintaining and optimizing the performance of this customer's oil and gas producing properties located off the Louisiana shore. This marks a new trend in the Energy sector. Non-traditional oil and gas investors are buying properties divested by the major and large independent producers who have moved into the deepwater GOM and/or international regions and Baker is well-positioned to provide these services to these new GOM asset owners.

International markets also generated important new growth opportunities for the Energy segment in 2004. In Angola, West Africa, we provided a comprehensive 3-D virtual reality training program—an *innovation* to product and service delivery by simulating realistic work environments, helping workers sent to remote locations begin safe and productive operations immediately. Nigeria continues to represent our largest single overseas energy market, where we are providing Operational Readiness programs on two deepwater fields for a large multi-national producer. In Venezuela, our O&M work serving the national oil and gas industry increased dramatically in 2004, with Baker providing O&M and training support to producers in this important region. Southeast Asia continues to provide good opportunities, as well. China is a key emerging energy market, while our contract to provide labor for offshore facilities in Thailand was renewed for another five years.

Changes in Corporate Governance

Our 2004 compliance with the Sarbanes-Oxley Act resulted in process improvements throughout Baker, as well as better clarity and tighter adherence to our operational, accounting and corporate governance policies and procedures. Our board and board committees continue to function with a heightened awareness of purpose.

Our Future

The ongoing alignment of our processes, systems and efforts within the organization promises to expand existing relationships, develop new ones, and provide opportunities for continued growth. These initiatives will also provide a conduit for customers seeking expertise from other parts of our businesses. Moving forward, we will continue to pursue large, complex projects and programs in all of our market segments as a path to growth. To do this, we must grow organically, nurture our talents and evolve, and continue to seek opportunities to grow through strategic acquisitions.

Our reflection on success and optimism for the future are tempered by the reality of challenges we face today. FEMA may experience reductions in funding, based on the downward pressure to lower the federal deficit and the intense competition from other agencies for funding dollars. We are currently experiencing delays on certain aspects of the FEMA program, which are adversely impacting our ability to achieve performance-based incentives. The anticipated reauthorization of TEA-21 sometime in mid-2005 will most likely not have any measurable impact in 2005, but should benefit our transportation business in 2006, and over the life of the new legislation. We have taken action to effectively meet these challenges where we can and position ourselves in our markets to hedge against them—as One Baker.

Our success is realized in knowing our customers have trust in our relationship, rely on our expertise, and receive good value in the end. Yet, as Thomas Alva Edison once said, "We shall have no better conditions in the future if we are satisfied with all those we have at present." Complacency is always lurking and we can ill-afford to rest.

Conclusion

2004 provided many new opportunities for Baker as an organization. In every corner of this company, throughout the world, Baker people have risen to the Challenge. 2005 will present new challenges and opportunities that will be met through our long-standing tradition of dedication and excellence and through our ongoing transition to One Baker.

To our shareholders, thank you for your continued confidence. To our Board of Directors, and especially our Chairman, Richard Shaw, thank you for your unwavering guidance. To our customers, thank you for your valued trust. And to our over 4,200 employees around the globe, thank you for being a key to our 2004 performance.

We apply our talents, we approach our markets, and we serve our customers through thousands of individual moments over the span of a year. But there is a single way in which we succeed—as One Baker.

Sincerely,

Donald P. Fusilli, Jr.
President and Chief Executive Officer





Design resides primarily on paper or on a computer screen. The transformation from design to a productive asset requires much more than just the physical construction—it relies heavily upon **Construction Services**. This is the management of tasks, phases and people within and directly affecting the construction process that are critical in delivering a productive asset. Construction Services also involves providing the tools and instructions on how to operate and maintain the asset long-term.

⑤ In support of the massive reconstruction efforts in Iraq, Baker provided overall program management, master planning, condition assessment, project cost estimating, and construction management services. Under contract with the U.S Army Corps of Engineers, Transatlantic Program Center, our role in Iraq is part of an $18.4 billion program that required Baker to mobilize experts in many fields of engineering in a short timeframe to Iraq, which was at the time a major war zone. With over 5,000 different construction projects to manage, this is the largest reconstruction endeavor since the Marshall Plan rebuilt Europe after World War II, and is in fact, the largest reconstruction effort in one country, in history. This program also provided an opportunity to leverage our Energy segment's expertise in training and labor management.

⑥ Our project for Piedmont Triad Airport Authority, which owns and operates the Piedmont Triad International Airport (GSO) in Greensboro, North Carolina, incorporates all facets of a program life-cycle, including commissioning. GSO is the chosen site for the $350 million Federal Express Mid-Atlantic Hub (MAH), their largest expansion in years. This program also involves the construction of additional infrastructure improvements, totaling over $200 million that would support the MAH. These include: a new 9,000-foot by 150-foot runway and associated taxiways; a cross-field taxiway that includes a bridge structure to carry aircraft over a multi-lane roadway; relocation of a multi-lane limited access highway; construction of a major directional interchange to serve both the airport and the MAH; site preparation of over 170 acres for the MAH; and numerous ancillary improvements. Our responsibilities are overall Program Management, preliminary design, a portion of final design, coordination of all required environmental permits and actions, which includes construction management services.

Once constructed and commissioned, physical assets require **Operations**, that is the day-to-day activities that make assets useful, and for our private sector customers, profitable. We've seen ongoing transitions in the operations markets, particularly in our energy business in the Gulf of Mexico (GOM).

⑦ As major and large independent oil and gas companies continue to divest their GOM shelf properties and shift their focus on deepwater and international opportunities, non-traditional producers are purchasing and exploiting these GOM assets. These new entrants to the GOM are electing not to build large operational infrastructure due to the operational and cost efficiencies of working with companies with significant GOM-related experience, such as Baker. We are currently performing on a 5-year Managed Services contract with Anglo-Suisse Offshore Partners, LLC, where we are providing production operations and maintenance (O&M), logistics, supply chain management, human resources, and health, safety, environmental & compliance services for Anglo-Suisse's 4 manned and 21 unmanned offshore Louisiana production facilities in the GOM.

⑧ The onshore O&M markets are gaining strength and continue to be a key performance driver. We've made good progress with our onshore Managed Services initiative, particularly with Huber Energy. We currently have two performance-based, Managed Services agreements with Huber in the Texas Panhandle and Powder River Basins, totaling $144 million over a four year period. Additionally, we are making great strides in the extremely active onshore coal bed methane (CBM) market with a new contract for Storm Cat Energy in the Powder River Basin. This represents our second CBM contract in this region, where we are providing comprehensive Managed Services including field operations, back office support and production optimization. Because of the





planning → design





Although **Planning** appears first in our journey through the project/program/asset life-cycle, we could start at any one of the illustrated phases. But, every challenge needs a point-of-beginning and the planning process is considered critical to making progress. Baker has been providing planning services throughout its long history, but in 2004, our planning experts became involved in and completed landmark projects and programs.

① Our contract with the Department of Homeland Security's Federal Emergency Management Agency (FEMA) to conduct its Multi-Hazard Flood Mapping and Modernization (Map Modernization) program is a prime example of our planning successes. This project has been recognized as one of the United States' most complex program management, engineering, digital mapping, and communications undertakings. As Program Manager, Baker is leading a team of experts in support of the Map Modernization initiative. We have established full-service operations in a headquarters office in Alexandria, Va., and the Baker Team has established 10 Regional Management Centers located in proximity to the 10 FEMA Regional Offices nationwide.

② Another key Baker project is the Department of Homeland Security's historic, US-VISIT program to secure our Nation's border. In this massive, on-going effort, Baker, as part of the Facilities and Engineering Team for US-VISIT, became embedded in many phases of the program's design, development and implementation. We have provided services from data collection, mapping, geographic information systems, and environmental and cultural resource studies, to cost estimating, program management assistance and strategic planning support.

The end-product of the planning process is more than a map, rendering, schedule, or information system. It provides the guidance for subsequent phases of a project, program or asset life-cycle and it logically leads to the next phase in the life-cycle—the **Design** process. Design is an integral part of nearly every project or program that Baker is involved in. It also cuts across the spectrum of customers and markets we serve.

③ In our Transportation practice, we are actively engaged in a number of highway and bridge design projects, one of which is the $280 million replacement of the causeway over Great Egg Harbor Bay, from Somers Point, New Jersey to Ocean City, New Jersey, along Route 52. This New Jersey Department of Transportation project includes the replacement of four deficient concrete bridges and roadway crossings with a 2-mile continuous, state-of-the-art, segmental concrete bridge. The project will include many amenities, such as a Visitors Center, four fishing piers and a boat ramp. In addition to the core bridge and roadway design, we are also providing the environmental permitting, lighting design, traffic design, utility relocation design, ITS design, community involvement and public outreach, landscape design and website development. Construction is scheduled to begin in the fall of 2005.

④ In Annapolis Junction, Maryland, we provided planning, core and shell architectural design, landscape architecture, and civil infrastructure engineering for Corporate Office Properties Trust's, new $24.5 million, 156,730-square foot office Building 220, at The National Business Park complex. The five-story building, with its unique dominate curved glass façade, is one of two new structures that flank a horseshoe-shaped composition of buildings already constructed at The National Business Park. Building 211 (also a Baker design) in the same complex was awarded the 2002 "Award of Excellence" by the Baltimore Chapter of Associated Builders and Contractors. Baker also received the Maryland Chapter of the National Association of Industrial and Office Properties 2004 "Mid Rise Office Park" Award for the master planning of this entire complex. All combined, Baker will be responsible for the design of six buildings totaling 775,000-square feet at The National Business Park.







planning

design

construction services

operations

maintenance

renewal

project life-cycle

What is a life-cycle? Will our customers respond to the life-cycle approach to their projects, programs and assets? How will it functionally impact our business segments? How does the life-cycle parallel our efforts in Program Management? What value does incorporating it provide to our stakeholders? Questions that need answered if we are to succeed in our long-term strategies—questions that also need answered to illustrate the value in our **"One Baker"** philosophy of doing business.

For Baker, "life-cycle" is the compilation of all phases of a project, program or asset, that when performed successfully, allows our customers to succeed in achieving their strategic goals. **Simple. Direct. Impacting.**

As the name implies, the life-cycle is the closely integrated chain of phases: Planning; Design; Construction Services; Operations; Maintenance; and Renewal—a never-ending journey—meaning the process may commence across or at any given point along the program/project/asset life-cycle. The potential value this approach provides, as aligned with our One Baker philosophy and our advancements in Program Management, is universal. It **simply** touches all of Baker's stakeholders **directly** and differently, but with equal **impact**. For our customers, it provides the single source for expertise required, not just for project completion, but for management of entire programs or assets and for their long-term strategic success. For our employees, it signifies both advancement in the delivery methods of our products and services, and it provides opportunities to work on large, complex challenges. For our shareholders, it equates to value and growth.

The examples used here provide a roadmap through this life-cycle—not for just one project, program or asset, but for the varying types Baker performs, regardless of the market, segment or sector.





inherent engineering, construction and water management challenges CBM projects present, this project continues to provide opportunities to leverage our engineering capabilities for an energy customer.

Any asset in an ongoing operation will eventually require **Maintenance**. Increasingly our customers are seeking our assistance in controlling and minimizing long-term maintenance costs by pre-planning at the design, construction and commissioning phases. This is equally true half way around the globe as it is in the GOM. The examples below highlight a few of the extraordinary successes Baker O&M professionals are achieving in the international energy marketplace.

⑨ The deepwater offshore area of Angola, West Africa, has developed into a hotbed of E&P activity with production numbers exceeding a quarter-million barrels of product per day on some platforms. We are providing comprehensive O&M procedures, 3D Virtual Reality Platform Training, an Operator Training and Competency Assurance Plan for the Tension Leg Platform, and developing the database for the Computerized Maintenance Management System (CMMS) module for a major E&P company in this region.

⑩ One of the world's largest oil and gas condensate fields is being developing in northern Kazakhstan, near the Caspian Sea. Baker is providing extensive CMMS development services for a major E&P producer there including: procedure development; CMMS training and familiarization; data collection and database development and population; critical system assessment procedures; master equipment and inventory lists; maintenance procedures; spare parts recommendations; and facilities as-built documentation reviews. We have performed similar CMMS development projects for customers in the Gulf of Mexico, Venezuela, Ecuador, Thailand, Africa and the United Kingdom.

Physical assets and infrastructure age—that is a fact. In some cases, they are unwittingly abused or simply wear out. Many times these assets can be renewed—brought back to provide years of extended serviceability. As stated earlier, a project can begin anywhere across or along the life-cycle and we have positioned ourselves to seize these **Renewal** opportunities.

⑪ Carderock Division of the Naval Surface Warfare Center (NSWCCD) in West Bethesda, Maryland, which is the U.S. Navy's center of excellence for research, development, testing, and evaluation of ships and ship systems, is a prime example of how our life-cycle approach opens opportunities for services we provide throughout the complete life-cycle. Although this is primarily a planning project, it was borne out of the need to renew over 187 acres of land and existing assets. Baker was recently awarded the 2004 National Planning Award by the Federal Planning Division—American Planning Association, for providing the "Outstanding Area Development Plan" for the "Infrastructure Management Plan NSWC Carderock Division."

⑫ The Honey Lake Conservation Conveyance project at Sierra Army Depot in Herlong, California, is a big, challenging, first-of-its-kind project where our fees are for expertise and content rather than hours. It also blends knowledge and resources from practices across the company. Those very ingredients yield a renewal project that demands an extraordinary level of program management finesse. The U.S. Department of the Army (Army) used the 62,000-acre Honey Lake parcel for a variety of military purposes. In the early 1990s, Honey Lake was determined to be surplus property to be transferred back to the State of California. The Army faced an ambitious property transfer goal and decided to transfer the Honey Lake parcel by means of a conservation conveyance—the first such transfer in the U.S.

So concludes the project/program/asset life-cycle, as we envision it. Look across the spectrum of services that each of these challenging phases demand—one will see our long-term strategies aligned with this cycle. The challenges highlighted here are but a few of the opportunities that continue to profile the skill and dedication of our most valuable resource—our people.





RICHARD L. SHAW
Chairman, Michael Baker Corporation (1966). Dick has served with Baker in various capacities for more than 50 years. (1)

ROBERT N. BONTEMPO, Ph.D.
Professor at Columbia University School of Business (1997). Bob joined Columbia in 1989 as assistant professor and was named associate professor in 1994. (2) (3)

NICHOLAS P. CONSTANTAKIS, CPA
Retired Partner, Andersen Worldwide, SC (1999). Nick spent more than 36 years with Andersen, including 25 as a Partner, working with clients in an array of industries such as engineering, investments, manufacturing and health care. (2) (4)

WILLIAM J. COPELAND
Retired Vice Chairman, PNC Financial Corporation (1983). Bill was with Pittsburgh National Bank for more than 30 years, including 11 as Vice Chairman. He served as Baker's Chairman from 1984 to 1992. (1) (4)

DONALD P. FUSILLI, JR., J.D., P.E.
President and Chief Executive Officer, Michael Baker Corporation (2001). Don has been with Baker for more than 30 years, having served as General Counsel, and Executive Vice President of Baker Energy. He was elected President and CEO in 2001. (1) (5)

ROY V. GAVERT, JR.
Retired Executive Vice President, Westinghouse Electric Corporation (1988). Roy spent 34 years with Westinghouse, including 20 in executive management positions. (3) (5)

THOMAS D. LARSON, Ph.D., P.E.
Former Administrator, Federal Highway Administration (1993). Tom led the Federal Highway Administration for four years and was Secretary of Transportation in Pennsylvania for eight years. (2) (3) (5)

JOHN E. MURRAY, JR., S.J.D.
Chancellor and Professor of Law at Duquesne University (1997). John formerly served as President of Duquesne from 1988 to 2001. Previously, he was a Distinguished Service Professor at the University of Pittsburgh and Dean of the Villanova University School of Law. (1) (4)

PAMELA S. PIERCE
Most recently, President of Huber Energy, an operating company of J.M. Huber Corporation (2000-2001) (2004). Pam is a 27-year veteran of the oil and gas industry having held a variety of leadership and managerial positions with Mirant Americas Energy Capital and Production Company, ARCO Oil and Gas Company, ARCO Alaska and Vastar Resources. (5)

(xxxx) Board Membership Date
(1) Executive Committee
(2) Audit Committee
(3) Compensation Committee
(4) Governance and Nominating Committees
(5) Health, Safety, Environmental and Compliance Committee

SELECTED FINANCIAL DATA

(In thousands, except per share information)	2004	2003	2002	2001	2000
Results of Operations					
Total contract revenues	**$ 550,751**	$ 425,983	$ 405,264	$ 403,222	$ 390,710
Income from operations	**21,428**	6,361	17,227	20,378	10,725
Net income	**12,292**	2,066	9,566	11,186	5,376
Diluted net income per share	**$ 1.44**	$ 0.25	$ 1.12	$ 1.33	$ 0.65
Return on average equity	**15.5%**	2.9%	14.4%	20.0%	11.3%
Financial Condition					
Total assets	**$ 211,744**	$ 179,425	$ 145,097	$ 148,386	$ 137,379
Working capital	**$ 60,133**	$ 54,761	$ 41,020	$ 40,954	$ 29,391
Current ratio	**1.50**	1.60	1.58	1.48	1.35
Long-term debt	**$ —**	$ 13,481	$ —	$ 30	$ 51
Shareholders' investment	**86,532**	72,581	71,419	61,493	50,329
Book value per outstanding share	**10.16**	8.72	8.52	7.43	6.09
Year-end closing share price	**$ 19.60**	$ 10.35	$ 10.95	$ 15.20	$ 7.75
Cash Flow					
Net cash provided by/(used in) operating activities	**$ 28,921**	$ (14,834)	$ (9,120)	$ 19,626	$ 12,425
Net cash (used in)/provided by investing activities	**(4,807)**	(4,787)	(20)	(7,831)	2,672
Net cash (used in)/provided by financing activities	**(17,769)**	18,862	543	(2,435)	(9,660)
Increase/(decrease) in cash	**$ 6,345**	$ (759)	$ (8,597)	$ 9,360	$ 5,437
Backlog					
Total	**$ 1,451,700**	$ 720,700	$ 545,200	$ 509,600	$ 501,900
Share Information					
Year-end shares outstanding	**8,519**	8,320	8,384	8,278	8,267
Average diluted shares outstanding during year	**8,554**	8,403	8,543	8,449	8,243

ChallengeUs.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Business Overview

The Company provides engineering and energy expertise for public and private sector clients worldwide. The firm's primary services include engineering design for the transportation and civil infrastructure markets, operation and maintenance of oil and gas production facilities, architectural and environmental services, and construction management services for buildings and transportation projects. The Company views its short and long-term liquidity as being dependent upon its results of operations, changes in working capital and its borrowing capacity.

Business Environment

The Company's operations are affected by appropriations of public funds for infrastructure and other government-funded projects, capital spending levels in the private sector, and the demand for the Company's services in the engineering and energy markets. Additional external factors such as price fluctuations and capital expenditures in the energy industry could affect the Company.

The Federal government's TEA-21 legislation has made significant transportation infrastructure funding available to the various state agencies since its approval in 1998. Since the expiration of TEA-21 on September 30, 2003, the U.S. Congress and President Bush have signed several extensions of the program at current funding levels. The most recent extension, which occurred on September 30, 2004, renewed the same previously extended funding levels through the end of May 2005. During the current extension period, a long-term reauthorization of the original TEA-21 program is expected to receive significant Congressional attention. Prior to the extensions, certain state agencies were limited in their abilities to apply for Federal transportation funding during 2003, as they were unable to commit the required matching funds due to budget constraints. Although further delays in the reauthorization of TEA-21 could impact the Company's transportation design business activity for 2005 and beyond, the Company is seeing funding of selected new transportation projects in certain states. For example, during the fourth quarter of 2004, the Company was selected by the Kentucky Transportation Cabinet to negotiate a multi-million dollar, multi-year contract to design a new bridge over the Ohio River connecting Louisville, Kentucky and Jeffersonville, Indiana. In addition, the Company recently received three multi-million dollar transportation-related contracts from the Texas Department of Transportation. From 2002 through 2004, the Company has observed increased Federal spending activity on Departments of Defense and Homeland Security activities, including the Federal Emergency Management Agency ("FEMA"). To mitigate the effect of the state transportation budget constraints on the Company's business, management has focused more marketing and sales activity on these agencies of the Federal government. Additional government spending in these areas, or on transportation infrastructure, could result in profitability and liquidity improvements for the Company. Significant contractions in any of these areas could unfavorably impact the Company's profitability and liquidity. In March 2004, the Company announced that it had been awarded a five-year contract with FEMA for up to $750 million to serve as the Program Manager to develop, plan, manage, implement, and monitor the Multi-Hazard Flood Map Modernization Program for flood hazard mitigation across the United States and its territories. Approximately $678 million of this contract value was included in the Company's backlog as of December 31, 2004. In addition, during 2004, the Company was selected for several indefinite delivery/indefinite quantity task order contracts by the U.S. Army Corps of Engineers, U.S. Air Force and the U.S. National Guard. During 2004, the Company was also selected for several contracts with the Mineral Management Service, agencies within the U.S. Departments of Transportation and Homeland Security (which includes FEMA, US-VISIT and the U.S. Coast Guard), the Department of Energy, and the Federal Bureau of Investigation.

The Company's Energy business benefited in 2002 from the utilization of its Managed Services business model by several offshore oil and gas producers in the Gulf of Mexico. Energy services provided under this model generated higher margins in 2002 than the Company's traditional service delivery methods. During the second half of 2002, many of the properties serviced under this model were sold by their owners. While the Company continues to provide operations and maintenance services to the properties' new owners, such services reflect lower margin manpower and logistics work. In 2003, the Company refocused its Managed Services offerings to onshore U.S. oil and gas producers, as demonstrated by two new four-year contracts totaling $144 million received during the year from Huber Energy. During the third quarter of 2004, the Company executed a long-term, multi-million dollar Managed Services contract with Anglo-Suisse Offshore Partners, LLC ("ASOP") to operate, maintain and optimize the performance of ASOP's offshore oil and gas producing properties in the Gulf of Mexico. The Company has also increased its penetration into the deepwater Gulf of Mexico and international markets, where oil and gas producers are currently investing significant amounts of capital for new projects.

After giving effect to the foregoing, management believes that the combination of cash generated from operations and its existing credit facility will be sufficient to meet its operating and capital expenditure requirements for at least the next year.

Results of Operations

The following table reflects a summary of the Company's operating results (excluding intercompany transactions) for ongoing operations and non-core operations for the years ended December 31, 2004, 2003 and 2002 (dollars in millions). The Company evaluates the performance of its segments primarily based on income from operations before Corporate overhead allocations.

Total Contract Revenues/Income from Operations

	2004	2003	2002
Engineering			
Revenues	**$ 343.4**	$ 250.6	$ 242.6
Income from operations pre-Corporate overhead	**32.5**	17.9	16.0
Percentage of Engineering revenues	***9.5%***	*7.1%*	*6.6%*
Less: Corporate overhead	**(11.3)**	(11.5)	(5.7)
Percentage of Engineering revenues	***3.3%***	*4.5%*	*2.4%*
Income from operations	**21.2**	6.4	10.3
Percentage of Engineering revenues	***6.2%***	*2.6%*	*4.2%*
Energy			
Revenues	**207.4**	175.4	162.6
Income from operations pre-Corporate overhead	**6.0**	5.3	9.5
Percentage of Energy revenues	***2.9%***	*3.0%*	*5.8%*
Less: Corporate overhead	(4.7)	(4.0)	(2.9)
Percentage of Energy revenues	***2.3%***	*2.3%*	*1.7%*
Income from operations	**1.3**	1.3	6.6
Percentage of Energy revenues	***0.6%***	*0.7%*	*4.1%*
Non-Core*			
Revenues	**—**	—	0.1
Income from operations pre-Corporate overhead	**0.1**	0.1	3.5
Less: Corporate overhead	—	—	(2.3)
Income/(loss) from operations	**0.1**	0.1	1.2
Total reportable segments			
Revenues	**550.8**	426.0	405.3
Income from operations pre-Corporate overhead	**38.6**	23.3	29.0
Percentage of total reportable segment revenues	***7.0%***	*5.5%*	*7.2%*
Less: Corporate overhead	**(16.0)**	(15.5)	(10.9)
Percentage of total reportable segment revenues	***2.9%***	*3.6%*	*2.7%*
Income from operations	**22.6**	7.8	18.1
Percentage of total reportable segment revenues	***4.1%***	*1.8%*	*4.5%*
Other Corporate/Insurance expense	**(1.2)**	(1.4)	(0.9)
Total Company – Income from operations	**$ 21.4**	$ 6.4	$ 17.2
Percentage of total Company revenues	***3.9%***	*1.5%*	*4.2%*

* The Non-Core segment includes activity associated with the former buildings and transportation construction operations that are being wound down, and the former Baker Support Services, Inc. ("BSSI") subsidiary which was sold in 2000.

ChallengeUs.

Total Contract Revenues

Total contract revenues increased 29% for 2004. In the Engineering segment, revenues increased 37%, reflecting the addition of the Company's above mentioned FEMA map modernization program management project, which commenced near the end of the first quarter of 2004. Also, positively impacting Engineering's revenues were improved labor utilization rates as a result of new work added since 2003. These labor utilization rates have a direct impact on revenues. Engineering's labor utilization rates were lower during 2003 due to delays in the commencement of certain public sector projects due to state budget constraints in the first half of 2003 and a slow down in its private sector contract activity during 2003. Revenues from Engineering's private sector clients increased by 4% in 2004, while revenues from public sector clients increased by 41% as a result of the new FEMA project. Engineering's revenues for transportation-related services increased by 6% in 2004 due to the continued funding of transportation infrastructure projects under the TEA-21 legislation. In the Energy segment, revenues increased 18% for 2004 primarily as the result of the two new onshore Managed Services contracts that commenced during 2003, as well as the addition of several new overseas contracts and additions to existing contracts that occurred during 2003 and 2004. The Company's Non-Core segment posted no revenues for 2004 or 2003, and had no ongoing operations at December 31, 2004.

For 2003, the Company's total contract revenues increased 5% over 2002. Engineering revenues increased 3% during 2003 and were adversely impacted by the slow down in private sector contract activity during 2003, as well as by delays in the commencement of certain public sector projects due to state budget constraints during the first half of 2003. Revenues from Engineering's private sector clients decreased by 12% in 2003, while revenues from public sector clients increased by 8%. Engineering's revenues for transportation-related services increased by 7% in 2003, again due to the continued funding of transportation infrastructure projects under the TEA-21 legislation. In the Energy segment, revenues increased 8% as a result of the additional overseas contracts that commenced during 2002 and the two new onshore Managed Services contracts that were previously mentioned. The increases associated with these new contracts were partially offset by the Company exiting a portion of its maintenance business. Revenues from Managed Services contracts decreased significantly for 2003 due to two clients' sales, during 2002, of properties that were being serviced under the Managed Services model. The Company's Non-Core segment posted no revenues for 2003 and $0.1 million for 2002.

Gross Profit

Expressed as a percentage of total contract revenues, gross profit increased to 15.6% in 2004 from 14.3% in 2003. Overall, the Company's 2004 gross profit expressed as a percentage of revenues benefited from cost reduction measures implemented by management relative to the Company's medical insurance coverage and from lower workers' compensation and general liability insurance costs. The Engineering segment's gross profit percentage increased to 19.3% in 2004 from 18.1% in 2003. This increase is attributable to the effect of the new FEMA project and the increase in labor utilization rates, as slightly offset by higher medical insurance costs. The Energy segment's gross profit percentage increased slightly to 10.1% in 2004 from 9.8% in 2003. This improvement reflects an increase in gross profit related to certain Managed Services contracts in 2004, cost reduction measures implemented by the Company relative to its medical and 401(k) retirement benefit plans, and lower general liability insurance costs. These 2004 Energy improvements were partially offset by lower profitability associated with certain overseas contracts. In the Non-Core segment, gross profit amounts totaling $0.1 million for both 2004 and 2003 primarily reflected favorable developments associated with certain casualty insurance claims related to the Company's former construction operations.

As a percentage of total contract revenues, gross profit decreased to 14.3% in 2003 from 16.1% in 2002. The Engineering segment's gross profit percentage increased to 18.1% in 2003 from 16.7% in 2002. The 2003 gross profit percentage for Engineering was adversely impacted by the previously mentioned higher medical and casualty insurance costs, while the lower 2002 gross profit percentage was negatively impacted by the settlement of certain litigation with the LTV Steel Company ("LTV"), which resulted in a charge of $2.4 million during the fourth quarter of 2002. The Energy segment's gross profit percentage decreased to 9.8% in 2003 from 13.5% in 2002. In addition to higher medical and casualty insurance costs, Energy's traditionally higher margin Managed Services operations experienced a significant decrease in gross profit margin for 2003. The aforementioned new onshore Managed Services contracts initiated during 2003 experienced higher than expected start-up costs and did not achieve their expected levels of performance-based incentives. Also contributing to Energy's 2003 gross profit percentage decrease was an overseas contract for the implementation of a computerized maintenance management system, which performed below expectations. In the Non-Core segment, 2003 gross profit of $0.1 million resulted from favorable developments in certain casualty insurance claims related to the Company's former construction operations, as slightly offset by charges associated with the settlement of a construction-related claim. The Non-Core segment posted gross profit of $3.5 million for 2002 as a result of the favorable settlement of the ADF International, Inc. ("ADF") litigation (discussed in Note 4 to the accompanying financial statements), as partially offset by adverse developments in casualty insurance claims related to the Company's former construction and BSSI operations and by the unfavorable impact of an offer to settle project claims related to the sale of a business.

Direct labor expressed as a percentage of total contract revenues was 31%, 37% and 36% in 2004, 2003 and 2002, respectively. Direct labor is a major component of the Company's cost of work

performed due to the nature of its service businesses. The 2004 decrease was attributable to greater usage of subcontractors by both the Engineering and Energy segments during the year.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses expressed as a percentage of total contract revenues decreased to 11.8% in 2004 from 12.9% in 2003. Despite an 18% increase in SG&A expenses for 2004, the decrease in SG&A expenses as a percentage of revenues resulted from the aforementioned 29% increase in revenues. The increase in SG&A expenses was primarily related to accruals for the Company's 2004 short-term and long-term incentive compensation programs at maximum levels. Allocated Corporate overhead costs expressed as a percentage of revenues decreased in 2004 as a result of lower spending associated with the Company's new information systems, as partially offset by external (i.e., third-party consultant) costs totaling $1.4 million incurred during 2004 in connection with the Company's implementation of Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX"). In the Engineering segment, SG&A expenses (including Corporate overhead) expressed as a percentage of revenues decreased to 13.1% in 2004 from 15.5% in 2003. Engineering's SG&A expenses (excluding Corporate overhead) expressed as a percentage of revenues decreased to 9.8% in 2004 from 10.9% in 2003. Engineering's Corporate overhead allocation amount was slightly lower in 2004, while its revenues increased by 37%. In addition, Engineering's higher 2004 incentive compensation costs were more than offset by its revenue increase to result in the SG&A percentage decrease excluding Corporate overhead. In the Energy segment, SG&A expenses (including Corporate overhead) expressed as a percentage of revenues increased to 9.5% in 2004 from 9.0% in 2003. Energy's SG&A expenses (excluding Corporate overhead) expressed as a percentage of revenues increased to 7.2% in 2004 from 6.7% in 2003. Energy's Corporate overhead allocation percentage was 2.3% in both 2004 and 2003; accordingly, higher 2004 incentive compensation expense accounted for both of Energy's SG&A percentage increases. The Company's Non-Core segment incurred no SG&A expenses in either of 2004 or 2003.

Project-to-date external SOX costs, which include $0.2 million of costs expensed in 2003, totaled $1.6 million at December 31, 2004. In addition to costs associated with the use of internal resources, management currently estimates its total external SOX costs related to Section 404 compliance for the year ended December 31, 2004 will be approximately $1.8 million. Approximately $0.2 million of this amount is expected to be incurred during the first quarter of 2005. The Company expects to spend less on external costs for its 2005 SOX compliance.

SG&A expenses expressed as a percentage of total contract revenues increased to 12.9% in 2003 from 11.8% in 2002. This overall increase in SG&A expenses expressed as a percentage of revenues resulted principally from Corporate overhead costs associated with the infrastructure, amortization and consulting and data conversion costs related to the Company's new information systems, which were implemented effective January 1, 2003. Also contributing to the increase in SG&A expenses for 2003 were higher occupancy costs associated with certain office relocations and lease renewals during the year. Finally, and to a much lesser extent, external SOX costs totaling approximately $0.2 million were incurred during the second half of 2003. In the Engineering segment, SG&A expenses (including Corporate overhead) expressed as a percentage of revenue increased to 15.5% in 2003 from 12.4% in 2002. Engineering's SG&A expenses (excluding Corporate overhead) expressed as a percentage of revenues increased to 10.9% in 2003 from 10.1% in 2002. The 2003 increase in Engineering's Corporate overhead allocation is again primarily attributable to the higher information systems costs. Engineering's 2003 increase in its SG&A expenses (excluding Corporate overhead) primarily results from higher personnel costs and professional fees, including fees related to certain key project proposals during the year. In the Energy segment, SG&A expenses (including Corporate overhead) expressed as a percentage of total revenues decreased to 9.0% in 2003 from 9.5% in 2002. Energy's SG&A expenses (excluding Corporate overhead) expressed as a percentage of revenues decreased to 6.7% in 2003 from 7.7% in 2002. The 2003 increase in Energy's Corporate overhead allocation is primarily attributable to the higher information systems costs. Energy's 2003 decrease in its SG&A expenses (excluding Corporate overhead) results from general cost containment, including a reduction in international travel costs. The Company's Non-Core operations incurred no SG&A expenses in 2003 and $2.4 million in 2002. The 2002 Non-Core SG&A expenses related entirely to legal costs associated with the ADF and other related litigation that has been resolved and the writedown of a non-trade receivable balance in connection with the settlement of a dispute related to the sale of a business.

Other Income and Expense

Interest income was an insignificant amount in 2004 and 2003 due to minimal invested amounts and low interest rates on investments during both years. Interest expense decreased to $0.2 million in 2004 from $0.8 million in 2003. The Company was in a net borrowed position under its credit agreement for the majority of 2003 and the first quarter of 2004. This borrowed position during the majority of 2003 and early 2004 resulted from changes in the Company's billing process and system effective January 1, 2003, which caused temporary delays in both client billings and cash collections during 2003. (See additional discussion under the Liquidity and Capital Resources section below.) During the second and third quarters of 2004, the Company alternated back and forth between net borrowed and net invested positions. During the majority of the fourth quarter of 2004, the Company was in a net invested position. Other income was $1.5 million for 2004 as compared to other expense of $0.7 million for 2003. The other income amount for 2004 primarily comprised a gain of $0.4 million on the sale of an investment, equity earnings from two unconsolidated minority-

owned ventures, minority interest related to two consolidated subsidiaries, and foreign currency related gains. Other expense for 2003 primarily consisted of a $0.8 million impairment of an investment in Energy Virtual Partners ("EVP"), an Energy services business, whose board voted to discontinue operations and liquidate the business.

Interest income was an insignificant amount in 2003, decreasing from $0.3 million in 2002. The decrease in interest income was the result of the Company being in a net borrowed position with its banks for the majority of 2003, whereas during 2002, the Company was in an invested position. As mentioned above, the change in the Company's invested/borrowed position resulted from changes in the Company's billing process and system effective January 1, 2003. For the same reasons, interest expense increased to $0.8 million in 2003 from $0.1 million in 2002. During 2002, other expense was negligible and resulted principally from minority interest expense related to the net income of three consolidated Energy subsidiaries, as almost entirely offset by equity income from an unconsolidated joint venture in the Energy segment.

Income Taxes

The Company's provisions for income taxes resulted in effective tax rates of 46.1% in 2004, 58.0% in 2003, and 45.0% in 2002. The differences between these percentages and the 35% statutory U.S. Federal rate are primarily attributable to state and foreign income taxes. The Company's higher effective tax rate for 2003 was the direct result of a less favorable mix of domestic and foreign taxable income and the Company's inability to benefit from foreign tax credits as a result of its overall foreign loss position. The Company's non-deductible costs as a percentage of income before taxes, while lower in dollar volume compared to prior years, also became proportionately more significant in 2003 due to the lower pre-tax income amount. The lower effective rates for 2004 and 2002 resulted primarily from a more favorable mix of domestic and foreign taxable income. The 2002 rate was also impacted by the settlements of the ADF (discussed below) and LTV matters.

Non-Core Operations

In 2001, Baker Mellon Stuart Construction, Inc. ("BMSCI"), a wholly-owned subsidiary of the Company, filed appeals of two judgments entered by the U.S. District Court in favor of ADF, a subcontractor to BMSCI on a significant construction project. In conjunction with filing these appeals, BMSCI was required by the Court of Appeals to post security, and subsequently placed amounts totaling $12.7 million into an escrow account during 2001.

In separate rulings during February 2002, the Court of Appeals reversed both of the District Court's prior judgments on behalf of BMSCI, and remanded the ADF matters back to the District Court for further proceedings. Based on the decisions of the Court of Appeals, in August 2002, the Company received $12.3 million of the $12.7 million previously being held in the escrow account. The remaining escrow amount of $0.4 million, relating to an aspect of the litigation that was not contested by BMSCI, was also disbursed by the escrow agent in August 2002 to ADF.

Court-mandated mediation of the ADF litigation was conducted in Orlando, Florida in October 2002. As a result of the mediation, the Company reached a settlement with ADF providing for the payment of $5.0 million by the Company to ADF. As a result of this settlement, the Company became obligated to pay contingent legal fees to its counsel. The Company recorded a net favorable impact of $5.1 million to the Non-Core segment's operating income for the third quarter of 2002. Both the ADF settlement of $5.0 million and the contingent legal fees of $1.0 million were paid by the Company during the fourth quarter of 2002. This matter is now closed.

Effective June 1, 2000, the Company completed the sale of BSSI, a former wholly-owned subsidiary, to SKE International LLC ("SKE"). Sale-related disputes arose between SKE and the Company during 2002. As a result of settlement discussions, charges related to the writeoff of a non-trade receivable totaling $0.7 million were recorded to the Non-Core segment's selling, general and administrative expenses during 2002. A final settlement agreement between the parties was executed during April 2003, under which there were no final payments required by either party and there was no related effect on the Company's 2003 financial statements.

Contract Backlog

(In millions)	**December 31, 2004**	December 31, 2003
Engineering	**$ 1,115.2**	$ 470.7
Energy	**336.5**	250.0
Total	**$ 1,451.7**	$ 720.7

Backlog consists of that portion of uncompleted work that is represented by signed or executed contracts. Certain of the Company's contracts with the federal government and other clients may be terminated at will, or option years may not be exercised; therefore, no assurance can be given that all backlog will be realized.

The 2004 increase shown above for Engineering reflects the previously mentioned new five-year map modernization contract with FEMA for up to $750 million. For Year 1 program objectives, FEMA awarded Baker Core Task Order 001 with a total cost-plus-award fee value of $107 million and a performance period of March 11, 2004 to April 1, 2005. Baker is currently negotiating a Core Task Order 001 modification to extend the performance period and provide additional funding. Thereafter, Baker expects that FEMA will be willing to negotiate and enter into a new Core Task Order for Year 2 program objectives. Approximately $678 million of this contract value was included in the Company's backlog as of December 31, 2004. Due to the

task order structure of this contract, realization of the timing and amount of the original contract value of $750 million is difficult to predict. In the Energy segment, backlog increased significantly during 2004 due to the third quarter addition of a new $50 million contract to operate, maintain and optimize the performance of oil and gas producing properties in the Gulf of Mexico. Several other multi-million dollar Energy contracts also increased the Company's backlog during 2004. These contracts include the provision of operations and maintenance services for a liquified natural gas facility in Nigeria and manpower services for facility operators in Venezuela. Oil and gas industry merger, acquisition and disposition programs affecting the Company's clients can result in increases or decreases to the Company's Energy backlog. Of the Company's total backlog at December 31, 2004, amounts totaling $241 million and $160 million are expected to be recognized as revenue within the next year by the Engineering and Energy segments, respectively.

Liquidity and Capital Resources

Net cash provided by operating activities was $28.9 million in 2004 compared to net cash used in operating activities of $14.8 million in 2003 and $9.1 million in 2002. The improvement in cash provided by operating activities for 2004 was the direct result of significantly higher net income, lower days sales outstanding associated with outstanding receivables for both the Engineering and Energy segments at year-end 2004, higher payables at year-end 2004 associated with Engineering's new FEMA project, the accrued Engineering and Energy 2004 incentive compensation bonuses, and the accrued 2004 discretionary contribution to the Company's 401(k) retirement plan totaling $1.5 million. The cash used in operating activities for 2003 was negatively affected by lower net income and year-end 2003 increases in receivables and net unbilled revenues of $10.0 million and $9.5 million, respectively. These increases were related to the Company's implementation of its new billing system and related changes to its billing process effective January 1, 2003. As a result of these billing system and process changes, the Company experienced certain data conversion and training issues, which caused delays in producing client invoices during the first quarter of 2003. The Company has been invoicing on a current basis through its new software since the fourth quarter of 2003. The 2002 cash used in operations was primarily the result of fourth quarter payments related to both the settlement and related tax effects of the ADF litigation (discussed more fully in Note 4 to the accompanying financial statements), the first quarter payment of 2001 incentive compensation bonuses, and increases in receivables and net unbilled revenues.

Net cash used in investing activities was $4.8 million in each of 2004 and 2003, and a negligible amount in 2002. The cash used in investing activities for 2004 and 2003 relate entirely to capital expenditures. The cash used in investing activities for 2002 reflects the receipt of $12.3 million of the funds placed into escrow during 2001 in connection with the ADF litigation, as reduced by capital expenditures of $11.4 million and a $1.0 million investment in Energy Virtual Partners. The capital expenditures for 2004 related to office and field equipment purchases totaling $1.5 million, upgrades to the Company's information systems totaling $1.0 million, and computer software and equipment purchases totaling $0.9 million. For 2003, the capital expenditures comprised leasehold improvements totaling $2.5 million for the Company's largest Engineering office and $1.4 million relating to the new information systems. The Company's capital expenditures also included computer equipment and software purchases totaling $0.7 million and $10.4 million for 2003 and 2002, respectively. This significantly higher 2002 amount includes the purchase and development of computer software totaling $8.7 million related to the implementation of the Company's new information systems. During 2004 and 2003, the Company procured additional computer software and equipment under the terms of operating leases.

Net cash used in financing activities was $17.8 million for 2004 versus net cash provided by financing activities of $18.9 million and $0.5 million for 2003 and 2002, respectively. The cash usage for financing activities during 2004 resulted from repayments of long-term debt totaling $13.5 million and the elimination of the book overdrafts balance from year-end 2003, as partially offset by proceeds from the exercise of stock options totaling $1.7 million. The cash provided by financing activities for 2003 reflects the proceeds from long-term debt totaling $13.5 million, which was used to fund the aforementioned working capital needs in conjunction with changes in the Company's billing process and system and the resultant billing and collection delays, and the Company's book overdraft position with its bank at year-end 2003. In addition, pursuant to the Company's stock repurchase program, the Company paid $0.7 million to acquire 80,400 additional treasury shares during the first quarter of 2003. The net cash provided by financing activities for 2002 primarily reflected proceeds from the exercise of stock options.

In 1996, the Company's Board of Directors authorized the repurchase of up to 500,000 shares of the Company's Common Stock in the open market. During 2003, the Company reactivated this share repurchase program and repurchased 80,400 additional treasury shares at a total cost of $0.7 million. The Company made no treasury share repurchases during 2004 or 2002. As of December 31, 2004, 414,689 treasury shares had been repurchased under this program. Also in 2003, the Board of Directors authorized the Company to repurchase up to 500,000 additional shares of the Company's Common Stock in the open market. No shares were repurchased under this additional authorization during 2004 or 2003. Under its credit agreement, the Company has limitations on the total number of shares that may be repurchased. The following table represents the number of shares available for repurchase under the Company's stock repurchase program:

	2004	2003	2002
Shares available for repurchase - beginning of the year	**585,311**	165,711	165,711
Additional share authorization	—	500,000	—
Share repurchases	—	(80,400)	—
Shares available for repurchase - end of the year	**585,311**	585,311	165,711

Working capital increased to $60.1 million at December 31, 2004 from $54.8 million at December 31, 2003. The Company's current ratios were 1.50:1 and 1.60:1 at the end of 2004 and 2003, respectively.

During the third quarter of 2004, the Company successfully negotiated and extended its unsecured credit agreement (the "Agreement") with a consortium of financial institutions. The Agreement provides for an increase in the commitment amount from $40 million to $60 million, as well as a three-year extension of the maturity date through September 17, 2008. The commitment includes the sum of the principal amount of revolving credit loans outstanding and the aggregate face value of outstanding letters of credit. The Company experienced increased cash collections during 2004, and as a result, utilized a portion of these collections to repay all borrowings under the Agreement. Accordingly, as of December 31, 2004, no borrowings were outstanding under the Agreement, however, outstanding letters of credit totaled $7.1 million.

The Agreement requires the Company to meet minimum equity, leverage, interest and rent coverage, and current ratio covenants. If any of these financial covenants or certain other conditions of borrowing are not achieved by the Company, under certain circumstances, the banks may demand the repayment of all borrowings outstanding and/or require deposits to cover the outstanding letters of credit. The Company currently expects to be in compliance with these covenants for at least the next year.

The Company plans to utilize its borrowing capacity under the Agreement for short-term working capital needs and to support strategic opportunities that management identifies. The Company's strategy is to better position itself for growth in its Engineering and Energy segments through selected opportunistic acquisitions that compliment the Company's experience, skills and geographic presence. The Company considers acquisitions and investments as a component of its growth strategy and intends to use both existing cash and the Agreement to fund such endeavors. If the Company commits to funding future acquisitions, it may need to adjust its financing strategies by seeking alternative debt instruments.

As further discussed more fully in Note 13 to the accompanying financial statements, the Company's professional liability insurance coverage had been placed on a claims-made basis with Reliance Insurance Group ("Reliance") for the period July 1, 1994 through June 30, 1999. In October 2001, the Pennsylvania Insurance Commissioner placed Reliance into liquidation. Due to the liquidation of Reliance, the Company is currently uncertain what amounts paid to settle a significant claim will be recoverable under the insurance policy with Reliance. The Company has submitted its claim in the Reliance liquidation and believes that some recovery will result, but the amount of such recovery cannot currently be estimated. The Company had no related receivables recorded from Reliance as of December 31, 2004.

Contractual Obligations and Off-Balance Sheet Arrangements

A summary of the Company's contractual obligations and off-balance sheet arrangements as of December 31, 2004 is as follows:

(Amounts in thousands)

		Payments due by period			
Contractual obligations	Total	Within 1 year	2 – 3 years	4 – 5 years	After 5 years
Long-term debt obligations	$ —	$ —	$ —	$ —	$ —
Operating lease obligations	65,955	15,694	24,536	15,654	10,071
Capital lease obligations	225	70	140	15	—
Purchase obligations	6,327	4,398	1,582	325	22
Other long-term liabilities	624	—	—	—	624
Total contractual obligations	$ 73,121	$ 20,162	$ 26,258	$ 15,994	$ 10,717

		Amount of commitment expiration per period			
Off-Balance Sheet arrangements	Total	Within 1 year	2 – 3 years	4 – 5 years	Over 5 years
Standby letters of credit	$ 7,082	$ 125	$ —	$ —	$ 6,957
Performance and payment bonds	119	119	—	—	—
Total commercial commitments	$ 7,201	$ 244	$ —	$ —	$ 6,957

MICHAEL BAKER CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)	For the years ended December 31, 2004	2003	2002
Total contract revenues	**$ 550,751**	$ 425,983	$ 405,264
Cost of work performed	**464,563**	364,879	340,015
Gross profit	**86,188**	61,104	65,249
Selling, general and administrative expenses	**64,760**	54,743	48,022
Income from operations	**21,428**	6,361	17,227
Other income/(expense):			
Interest income	**84**	23	290
Interest expense	**(196)**	(806)	(89)
Other, net	**1,480**	(658)	(34)
Income before income taxes	**22,796**	4,920	17,394
Provision for income taxes	**10,504**	2,854	7,828
Net income	**12,292**	2,066	9,566
Other comprehensive loss -			
Foreign currency translation adjustments, net of tax	**(117)**	(144)	(166)
Comprehensive income	**$ 12,175**	$ 1,922	$ 9,400
Basic net income per share	**$ 1.46**	$ 0.25	$ 1.15
Diluted net income per share	**$ 1.44**	$ 0.25	$ 1.12

The accompanying notes are an integral part of the consolidated financial statements.

ChallengeUs.

MICHAEL BAKER CORPORATION
CONSOLIDATED BALANCE SHEETS

ASSETS *(In thousands, except share amounts)*	As of December 31, 2004	 2003
Current Assets		
Cash and cash equivalents	**$ 15,471**	$ 9,126
Receivables, net	**79,559**	74,940
Unbilled revenues on contracts in progress	**71,280**	51,620
Prepaid expenses and other	**12,941**	9,899
Total current assets	**179,251**	145,585
Property, Plant and Equipment, net	**17,879**	17,402
Other Assets		
Goodwill and other intangible assets, net	**8,947**	9,233
Other assets	**5,667**	7,205
Total other assets	**14,614**	16,438
Total assets	**$ 211,744**	$ 179,425

LIABILITIES AND SHAREHOLDERS' INVESTMENT	2004	2003
Current Liabilities		
Accounts payable	**$ 48,326**	$ 22,109
Book overdrafts	**—**	6,022
Accrued employee compensation	**27,278**	15,394
Accrued insurance	**9,180**	10,224
Other accrued expenses	**13,484**	15,242
Billings in excess of revenues on contracts in progress	**9,705**	16,611
Current deferred tax liability	**11,145**	5,222
Total current liabilities	**119,118**	90,824
Other liabilities		
Long-term debt	**—**	13,481
Other liabilities	**6,094**	2,539
Commitments and contingencies (Notes 11 and 13)	**—**	—
Total liabilities	**125,212**	106,844
Shareholders' Investment		
Common Stock, par value $1, authorized 44,000,000 shares, issued 8,910,371 and 8,711,235 shares in 2004 and 2003, respectively	**8,910**	8,711
Additional paid-in-capital	**40,000**	38,298
Retained earnings	**41,769**	29,477
Unearned compensation	**(65)**	(40)
Other comprehensive loss	**(1,129)**	(912)
Less - 391,237 shares of Common Stock in treasury, at cost, in 2004 and 2003	**(2,953)**	(2,953)
Total shareholders' investment	**86,532**	72,581
Total liabilities and shareholders' investment	**$ 211,744**	$ 179,425

The accompanying notes are an integral part of the consolidated financial statements.

ChallengeUs.

MICHAEL BAKER CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,		
(In thousands)	2004	2003	2002
Cash Flows from Operating Activities			
Net income	**$ 12,292**	$ 2,066	$ 9,566
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:			
Depreciation and amortization	**4,604**	4,902	4,004
Change in deferred income taxes	**7,950**	3,975	(911)
Impairment of Energy Virtual Partners	—	770	—
Changes in assets and liabilities:			
Increase in receivables and contracts in progress	**(31,194)**	(18,684)	(6,996)
Increase/(decrease) in accounts payable and accrued expenses	**36,633**	(2,725)	(10,371)
Increase in other net assets	**(1,364)**	(5,138)	(4,412)
Total adjustments	**16,629**	(16,900)	(18,686)
Net cash provided by/(used in) operating activities	**28,921**	(14,834)	(9,120)
Cash Flows from Investing Activities			
Additions to property, plant and equipment	**(4,807)**	(4,787)	(11,355)
Investment in Energy Virtual Partners	—	—	(1,000)
Receipt of litigation escrow	—	—	12,335
Net cash used in investing activities	**(4,807)**	(4,787)	(20)
Cash Flows from Financing Activities			
(Repayments of)/proceeds from long-term debt	**(13,481)**	13,481	(30)
(Decrease)/increase in book overdrafts	**(6,022)**	6,022	—
Proceeds from exercise of stock options	**1,734**	49	573
Payments to acquire treasury stock	—	(690)	—
Net cash (used in)/provided by financing activities	**(17,769)**	18,862	543
Net increase/(decrease) in cash and cash equivalents	**6,345**	(759)	(8,597)
Cash and cash equivalents, beginning of year	**9,126**	9,885	18,482
Cash and cash equivalents, end of year	**$ 15,471**	$ 9,126	$ 9,885
Supplemental Disclosures of Cash Flow Data			
Interest paid	**$ 229**	$ 753	$ 58
Income taxes paid	**$ 2,557**	$ 4,826	$ 7,751

The accompanying notes are an integral part of the consolidated financial statements.

Challenge*US*

MICHAEL BAKER CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

(In thousands)	Common Stock, Par value $1	Series B Common Stock, Par value $1	Treasury Shares	Treasury Amount	Additional paid-in capital	Retained earnings	Unearned compen-sation	Other compre-hensive income/ (loss)
Balance, December 31, 2001	$ 7,316	$ 1,297	(334)	$ (2,433)	$37,734	$17,845	$ —	$ (266)
Net income	—	—	—	—	—	9,566	—	—
Series B Common Stock conversions to Common stock	1,297	(1,297)	—	—	—	—	—	—
Stock options exercised	76	—	—	—	497	—	—	—
Restricted stock issued	8	—	—	—	112	—	—	—
Restricted stock forfeited	(3)	—	—	—	(27)	—	—	—
Premium on Series B exchange	—	—	23	170	(170)	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	(303)
Balance, December 31, 2002	8,694	—	(311)	(2,263)	38,146	27,411	—	(569)
Net income	—	—	—	—	—	2,066	—	—
Stock options exercised	10	—	—	—	39	—	—	—
Restricted stock issued	7	—	—	—	52	—	(40)	—
Options granted	—	—	—	—	61	—	—	—
Treasury stock purchases	—	—	(80)	(690)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	(343)
Balance, December 31, 2003	8,711	—	(391)	(2,953)	38,298	29,477	(40)	(912)
Net income	—	—	—	—	—	12,292	—	—
Stock options exercised	192	—	—	—	1,542	—	—	—
Restricted stock issued	7	—	—	—	80	—	(25)	—
Options granted	—	—	—	—	80	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	(217)
Balance, December 31, 2004	$ 8,910	$ —	(391)	$ (2,953)	$40,000	$41,769	$ (65)	$ (1,129)

The accompanying notes are an integral part of the consolidated financial statements.

ChallengeUs.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Michael Baker Corporation (the "Company"), its wholly-owned subsidiaries, subsidiaries over which it exercises control and owns at least 50%, and entities for which the Company is determined to be the primary beneficiary under Financial Accounting Standards Board Interpretation No. ("FIN") 46R, "Consolidation of Variable Interest Entities." The Company does not have any variable interest entities requiring consolidation. Minority interest amounts relating to the Company's less-than-wholly-owned consolidated subsidiaries are included within the other, net caption in the Consolidated Statements of Income and within the other liabilities caption in the Consolidated Balance Sheets. Investments in non-consolidated affiliates (20 to 50% owned companies) over which the Company exercises significant influence are accounted for under the equity method, and entities in which the Company owns less than 20% are accounted for under the cost method, in the Consolidated Balance Sheets and Statements of Income. All intercompany balances and transactions have been eliminated in consolidation.

Accounting for Contracts

The Company earns its revenues from the provision of Engineering and Energy related services. In providing these services, the Company typically incurs direct labor costs, subcontractor costs, and certain other direct costs ("ODCs") which include "out-of-pocket" expenses. Under certain cost-type contracts with governmental agencies in the Engineering segment, the Company is not contractually permitted to earn a margin on subcontractor costs and ODCs. The majority of all other Engineering contracts are structured such that margin is earned on direct labor costs, and not on subcontractor costs and ODCs. In accordance with Emerging Issues Task Force Issue No. ("EITF") 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," and EITF 01-14, "Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred," the Company has assessed the indicators provided in EITF 99-19 and determined that it will include its direct labor costs, subcontractor costs and ODCs in computing and reporting its total contract revenues as long as the Company remains responsible to the client for the fulfillment of the contract and for the overall acceptability of all services provided.

The majority of contracts in the Engineering segment qualify for revenue recognition under the percentage-of-completion method of accounting. Revenues for the current period on fixed-price and cost-type contracts are determined by multiplying the estimated margin at completion for each contract by the project's percentage of completion to date, adding labor costs, subcontractor costs and ODCs incurred to date, and subtracting revenues recognized in prior periods. In applying the percentage-of-completion method to these contracts, the Company measures the extent of progress toward completion as the ratio of labor costs incurred to date over total estimated labor costs at completion. As work is performed under contracts, estimates of the costs to complete are regularly reviewed and updated. As changes in estimates of total costs at completion on projects are identified, appropriate earnings adjustments are recorded during the period that the change is identified. Provisions for estimated losses on uncompleted contracts are recorded during the period in which such losses are determined. Revenues related to contractual claims, which arise from customer-caused delays or change orders unapproved as to both scope and price, are recorded only when the amounts have been agreed with the client. Profit incentives and/or award fees are recorded as revenues when the amounts are both probable and reasonably estimable. For contracts that do not qualify for percentage-of-completion accounting, revenue is recognized in accordance with Staff Accounting Bulletin No. ("SAB") 104, "Revenue Recognition," based on management's best estimate of the efforts expended relative to the services provided.

Under certain circumstances, the Company may agree to provide new or additional engineering services to a client without a fully executed contract or change order. In these instances, although the costs of providing these services are expensed as incurred, the recognition of related contract revenues is delayed until the contracts and/or change orders have been fully executed by the clients, other suitable written project approvals are received from the clients, or until management determines that revenue recognition is appropriate based on the probability of client acceptance. The probability of client acceptance is assessed based on such factors as the Company's historical relationship with the client, the nature and scope of the services to be provided, and management's ability to accurately estimate the realizable value of the services to be provided.

Total contract revenues for the operations and maintenance contracts in the Energy segment are primarily recognized as related services are provided in accordance with SAB 104. Performance bonuses are earned under certain operations and maintenance contracts in the Energy segment. Because the amounts of these bonuses are difficult to estimate, such bonuses are recorded as revenues when the amounts are both probable and reasonably estimable.

Fair Value of Financial Instruments

The fair value of financial instruments classified as cash and cash equivalents, receivables and accounts payable approximates carrying value due to the short-term nature of the instruments. The carrying value of all long-term debt approximates its fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and also affect the amounts of revenues and

expenses reported for each period. Actual results could differ from those which result from using the estimates. The use of estimates is an integral part of determining cost estimates to complete under the percentage-of-completion method of accounting for contracts. Management also utilizes estimates in recording profit incentives and/or award fee revenues under its contracts, in the assessment of the Company's exposure to insurance claims that fall below policy deductibles, and to assess its litigation and other legal claims and contingencies. The results of any changes in accounting estimates are reflected in the financial statements of the period in which the changes are determined.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand or deposit, and money market mutual funds with remaining maturities of less than 90 days at the time of purchase.

Foreign Currency Translation
Many of the Company's foreign subsidiaries utilize the local currencies as the functional currency. Accordingly, assets and liabilities of these subsidiaries are translated to U.S. Dollars at exchange rates in effect at the balance sheet date whereas income and expense accounts are translated at average exchange rates during the year. The resulting translation adjustments are recorded as a separate component of shareholders' investment. The Company also has a foreign subsidiary for which the functional currency is the U.S. Dollar. The resulting translation gains or losses for this subsidiary are included in the Consolidated Statements of Income.

Long-Lived Assets
In accordance with Statement of Financial Accounting Standards No. ("SFAS") 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company evaluates the recoverability of its long-lived assets when events or changes in circumstances suggest that the carrying value of assets may not be recoverable.

Depreciation and Amortization
Depreciation on property, plant and equipment is principally recorded using the straight-line method over the estimated useful lives of the assets. The estimated useful lives range from 2 to 40 years on buildings and improvements, 3 to 10 years on equipment and vehicles, 30 years for marine vessels, and 3 to 7 years on computer hardware and software. Upon disposal of property, the asset and related accumulated depreciation accounts are relieved of the amounts recorded therein for such items, and any resulting gain or loss is reflected in income. Amortization of finite-lived intangible assets is provided on a straight-line basis over the estimated useful lives of the assets. Aside from goodwill, the Company's sole intangible asset is a non-compete agreement which is being amortized over 7 years.

Capitalization of Software Costs
The Company capitalizes certain costs incurred in connection with developing or obtaining internal use software in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." During the software application development stage, capitalized costs include the cost of the software, external consulting costs and internal payroll costs for employees who are directly associated with a software project. Similar costs related to software upgrades and enhancements are capitalized if they result in added functionality which enables the software to perform tasks it was previously incapable of performing. These capitalized software costs are included in "Property, plant and equipment, net" in the Consolidated Balance Sheets. Software data conversion, training and maintenance costs are expensed in the period in which they are incurred.

Goodwill
Goodwill, which represents the excess of acquisition cost over the fair value of net assets of acquired companies, has not been amortized since the Company adopted SFAS 142, "Goodwill and Other Intangible Assets" on January 1, 2002. The Company's goodwill balance is evaluated for potential impairment during the second quarter of each year or when events occur or circumstances change that could cause the balance to be impaired. The evaluation of impairment involves comparing the current fair value of the business to the recorded value, including goodwill. The Company utilizes estimates of future net cash flows and earnings before interest, taxes, depreciation and amortization ("EBITDA") multiples to determine the fair value of the business.

Accounting for Stock Options
As permitted under SFAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" and discussed further in Note 15, the Company adopted the prospective method of applying SFAS 148. Under the prospective method, the Company began expensing the fair value of all stock options granted, modified or settled effective January 1, 2003. Prior to January 1, 2003, the Company utilized the intrinsic value method of accounting for stock-based compensation, as originally promulgated by Accounting Principles Board Opinion No. ("APB") 25, "Accounting for Stock Issued to Employees," and as permitted under SFAS 123, "Accounting for Stock-Based Compensation."

Earnings Per Common Share
The following table summarizes the Company's weighted average shares outstanding for the years ended December 31, 2004, 2003 and 2002. The additional shares included in diluted shares outstanding are entirely attributable to stock options.

Weighted Average Shares Outstanding	**2004**	2003	2002
Basic	**8,402,467**	8,324,381	8,350,940
Diluted	**8,554,177**	8,402,852	8,543,144

ChallengeUs.

As of December 31, 2004, 2003 and 2002, the Company had 174,624, 296,435 and 166,842 stock options outstanding, respectively, which were not included in the computations of diluted shares outstanding for the respective twelve-month periods because the option exercise prices were greater than the average market prices of the common shares. Such options could potentially dilute basic earnings per share in future periods. The weighted average shares outstanding for 2003 and 2002 have been revised to reflect the effect of 50,000 stock options that were previously inadvertently excluded. This revision had no effect on the previously reported 2003 and 2002 diluted earning per share amounts.

Reclassifications
Certain reclassifications have been made to prior years' financial statements and footnotes in order to conform to the current year presentation.

2. RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the Financial Accounting Standards Board ("FASB") issued FIN 46, which was subsequently revised in December 2003 by FIN 46R. FIN 46 clarifies Accounting Research Bulletin No. 51, "Consolidated Financial Statements," and requires that unconsolidated variable interest entities be consolidated by their primary beneficiaries. The primary beneficiary is the party that absorbs a majority of the entity's expected losses or returns as a result of holding the variable interest. FIN 46 was required to be applied immediately to variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired before February 1, 2003, FIN 46 was required to be adopted by the Company no later than January 1, 2004. The Company adopted the provisions of these interpretations by the required dates. Such adoption had no impact on the Company's financial statements.

In March 2004, the FASB ratified the consensus reached by the Emerging Issues Task Force with respect to EITF 03-16, "Accounting for Investments in Limited Liability Companies." According to EITF 03-16, a limited liability company ("LLC") that maintains a "specific ownership account" for each investor should be viewed similar to a limited partnership for determining whether a noncontrolling investment in an LLC should be accounted for using the cost or equity method. The consensus applies to all investments in LLCs (except those required to be accounted for as debt securities) and was effective for reporting periods beginning after June 15, 2004. The Company has reviewed its investments in LLCs and has determined that its current accounting treatment for these investments is consistent with the guidance in EITF 03-16.

In December 2004, the FASB issued SFAS 123 (Revised), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS 123 and supersedes APB 25. SFAS 123R is effective for the first interim or annual reporting period that begins after June 15, 2005, and requires that the expense resulting from all share-based payment transactions be recognized in the financial statements. This statement applies to all awards granted after the required effective date, and shall not apply to awards granted in periods before the required effective date, except if prior awards are modified, repurchased or cancelled after the effective date. Effective July 1, 2005, the Company will adopt the provisions of SFAS 123R and does not expect there will be any material impact on its financial statements.

In December 2004, the FASB issued SFAS 153 "Exchanges of Nonmonetary Assets–an Amendment of APB No. 29." APB 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of assets exchanged. The guidance in APB 29, however, included certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The provisions of this statement are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect the provision of this statement will have any impact on its financial statements.

In December 2004, the FASB issued Staff Position No. ("FSP") 109-1, "Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004," and 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004." FSP 109-1 provides guidance on the application of SFAS 109, "Accounting for Income Taxes," to the provision within the American Jobs Creation Act of 2004 ("the Act") that provides a tax deduction on qualified production activities. FSP 109-2 provides for a special one-time tax benefit on the repatriation of certain foreign earnings to a U.S. taxpayer, provided certain criteria are met. The Company is currently evaluating both provisions of the Act, and the related FASB guidance, to determine their potential impact on the Company's future financial statements.

In December 2003, the Securities and Exchange Commission ("SEC") issued SAB 104, which supersedes SAB 101, "Revenue Recognition in Financial Statements." SAB 104's primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, which was superseded as a result of the issuance of EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. The Company adopted the provisions of EITF 00-21 during the third quarter of 2003; therefore, the Company's compliance with SAB 104 has had no impact on its financial statements.

3. CONTRACTS

Revenues and billings to date on contracts in progress at December 31, 2004 and 2003 were as follows (in millions):

	2004	2003
Revenues	**$ 2,167.2**	$ 1,662.2
Billings	**(2,105.6)**	(1,627.2)
Net unbilled revenue	**$ 61.6**	$ 35.0

Trade receivable balances totaling $5,752,000 and $5,939,000 at December 31, 2004 and 2003, respectively, relate to retainage provisions under long-term contracts which will be due upon completion of the contracts. Based on management's estimates, $3,946,000 and $1,917,000 of these retention balances at December 31, 2004 and 2003, respectively, were expected to be collected within one year of the balance sheet dates, and were therefore included in the receivables, net balances. The remaining retention balances reflect long-term assets, which were included in the other assets balances in the Consolidated Balance Sheets.

The Company had allowances for doubtful accounts totaling $683,000 and $2,392,000 as of December 31, 2004 and 2003, respectively. These allowance amounts reflect receivable balances for which collection is doubtful, and have been netted against the receivables balances shown in the Consolidated Balance Sheets. The reduction in the allowance as of December 31, 2004 primarily reflects the 2004 writeoff of an Energy customer balance, which had previously been fully reserved.

Consistent with industry practice, within each of the Company's operating segments, credit is granted to customers for the payment of services rendered. Although the Company has a diversified client base, a substantial portion of its receivables and net revenues on contracts in progress reflected in the Consolidated Balance Sheets is dependent upon U.S. federal and state government funding.

Federal government contracts are subject to the U.S. Federal Acquisition Regulations ("FAR"). These contracts and certain contracts with state and local agencies are subject to audits, which generally are performed by the Defense Contract Audit Agency ("DCAA"). The DCAA audits the Company's overhead rates, cost proposals, incurred government contract costs and internal control systems. During the course of its audits, the DCAA may question incurred costs if it believes the Company has accounted for such costs in a manner inconsistent with the requirements of the FAR or the U.S. Cost Accounting Standards, and may recommend that the Company's U.S. government corporate administrative accounting officer disallow any such costs. Historically, the Company has not experienced significant disallowed costs as a result of these audits; however, management cannot provide assurance that future DCAA audits will not result in material disallowances of incurred costs.

Internationally, the Company conducts business in certain countries where the local political environment subjects the Company's related trade receivables, due from subsidiaries of major oil companies, to lengthy collection delays. Based upon past experience with these clients, after giving effect to the Company's related allowance for doubtful accounts balance at December 31, 2004, management believes that these receivable balances will be fully collectible.

4. NON-CORE OPERATIONS

In 2001, Baker Mellon Stuart Construction, Inc. ("BMSCI"), a wholly-owned subsidiary of the Company, filed appeals of two judgments entered by the U.S. District Court in favor of ADF International, Inc. ("ADF"), a subcontractor to BMSCI on a significant construction project. In conjunction with filing these appeals, BMSCI was required by the Court of Appeals to post security, and subsequently placed amounts totaling $12.7 million into an escrow account during 2001.

In separate rulings during February 2002, the Court of Appeals reversed both of the District Court's prior judgments on behalf of BMSCI, and remanded the ADF matters back to the District Court for further proceedings. Based on the decisions of the Court of Appeals, in August 2002, the Company received $12.3 million of the $12.7 million previously being held in the escrow account. The remaining escrow amount of $0.4 million, relating to an aspect of the litigation that was not contested by BMSCI, was also disbursed by the escrow agent in August 2002 to ADF.

Court-mandated mediation of the ADF litigation was conducted in Orlando, Florida in October 2002. As a result of the mediation, the Company reached a settlement with ADF providing for the payment of $5.0 million by the Company to ADF. As a result of this settlement, the Company became obligated to pay contingent legal fees to its counsel. The Company recorded a net favorable impact of $5.1 million to the Non-Core segment's operating income for the quarter ended September 30, 2002. Both the ADF settlement of $5.0 million and the contingent legal fees of $1.0 million were paid by the Company during the fourth quarter of 2002. This matter is now closed.

Effective June 1, 2000, the Company completed the sale of Baker Support Services, Inc. ("BSSI"), a former wholly-owned subsidiary, to SKE International LLC ("SKE"). Sale-related disputes arose between SKE and the Company during 2002. As a result of settlement discussions, charges related to the writeoff of a non-trade receivable totaling $0.7 million were recorded to the Non-Core segment's selling, general and administrative expenses during 2002. A final settlement agreement between the parties was executed during April 2003, under which there were no final payments required by either party and there was no related effect on the Company's 2003 financial statements.

5. BUSINESS SEGMENT INFORMATION

The Company's business segments reflect how executive management makes resource decisions and assesses its performance. The Company has the following three reportable segments:

- The Engineering segment provides a variety of design and related consulting services. Such services include program management, design-build, construction management, consulting, planning, surveying, mapping, geographic information systems, architectural and interior design, construction inspection, constructability reviews, site assessment and restoration, strategic regulatory analysis, regulatory compliance, and advanced management systems.
- The Energy segment provides a full range of services for operating energy production facilities worldwide. These services range from complete outsourcing solutions to specific services such as training, personnel recruitment, pre-operations engineering, maintenance management systems, field operations and maintenance, procurement, and supply chain management. Many of these service offerings are enhanced by the utilization of this segment's Managed Services operating model as a service delivery method.
- The Non-Core segment includes activity associated with the former buildings and transportation construction operations that are being wound down and the former BSSI subsidiary, which was sold in 2000. This segment has no active operations or employees.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 1). The Company evaluates the performance of its segments primarily based on operating income before Corporate overhead allocations.

The following tables reflect the required disclosures for the Company's reportable segments (in millions):

Total Contract Revenues/Income from Operations

	2004	2003	2002
Engineering			
Revenue	**$ 343.4**	$ 250.6	$ 242.6
Income from operations pre-Corporate overhead	**32.5**	17.9	16.0
Less: Corporate overhead	**(11.3)**	(11.5)	(5.7)
Income from operations	**21.2**	6.4	10.3
Energy			
Revenue	**207.4**	175.4	162.6
Income from operations pre-Corporate overhead	**6.0**	5.3	9.5
Less: Corporate overhead	**(4.7)**	(4.0)	(2.9)
Income from operations	**1.3**	1.3	6.6
Non-Core			
Revenue	**—**	—	0.1
Income from operations pre-Corporate overhead	**0.1**	0.1	3.5
Less: Corporate overhead	**—**	—	(2.3)
Income from operations	**0.1**	0.1	1.2
Total reportable segments			
Revenues	**550.8**	426.0	405.3
Income from operations pre-Corporate overhead	**38.6**	23.3	29.0
Less: Corporate overhead	**(16.0)**	(15.5)	(10.9)
Income from operations	**22.6**	7.8	18.1
Other Corporate/ Insurance expense	**(1.2)**	(1.4)	(0.9)
Total Company - Income from operations	**$ 21.4**	$ 6.4	$ 17.2

	2004	2003
Segment assets:		
Engineering	**$ 112.9**	$ 99.9
Energy	**69.3**	64.0
Non-Core	**0.9**	0.9
Subtotal – segments	**183.1**	164.8
Corporate/Insurance	**28.6**	14.6
Total	**$ 211.7**	$ 179.4

	2004	2003	2002
Capital expenditures:			
Engineering	**$ 3.3**	$ 3.1	$ 2.0
Energy	**0.4**	0.5	0.5
Subtotal – segments	**3.7**	3.6	2.5
Corporate	**1.1**	1.2	8.9
Total	**$ 4.8**	$ 4.8	$ 11.4

ChallengeUs.

	2004	2003	2002
Depreciation and amortization expense:			
Engineering	**$ 2.1**	$ 2.5	$ 2.8
Energy	**0.9**	1.0	1.1
Subtotal – segments	**3.0**	3.5	3.9
Corporate	**1.6**	1.4	0.1
Total	**$ 4.6**	$ 4.9	$ 4.0

The Company has determined that intersegment revenues, equity in the net income of investees accounted for by the equity method, and the amount of investment in equity method investees, by segment, are immaterial for further disclosure in these financial statements.

The Company's enterprise-wide disclosures are as follows (in millions):

	2004	2003	2002
Total contract revenues by type of service:			
Engineering	**$ 343.4**	$ 250.6	$ 242.6
Operations & maintenance	**207.4**	175.4	162.6
Construction	**—**	—	0.1
Total	**$ 550.8**	$ 426.0	$ 405.3

	2004	2003	2002
Total contract revenues by geographic origin:			
Domestic	**$ 483.6**	$ 371.4	$ 358.0
Foreign	**67.2**	54.6	47.3
Total	**$ 550.8**	$ 426.0	$ 405.3

	2004	2003	2002
Total contract revenues by principal markets:			
United States government	**25.9%**	16.6%	13.9%
Various state governmental and quasi-governmental agencies	**30.3%**	34.8%	32.1%
Commercial, industrial and private clients	**43.8%**	48.6%	54.0%

The Company's business is substantially conducted in the United States. Contracts with various branches of the U.S. government accounted for 26%, 17% and 14% of the Company's total contract revenues for the years ended December 31, 2004, 2003 and 2002, respectively. One customer in the Engineering segment, the Federal Emergency Management Agency ("FEMA"), accounted for approximately 15% of the Company's total contract revenues in 2004. No individual customer accounted for more than 10% of the Company's total contract revenues in 2003 or 2002. Long-lived assets are principally held in the United States; amounts held in other locations are immaterial.

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following (in thousands):

	2004	2003
Land	**$ 486**	$ 486
Buildings and improvements	**9,776**	8,673
Equipment and vehicles	**12,548**	10,815
Computer hardware	**12,507**	12,652
Computer software	**16,589**	14,904
Total, at cost	**51,906**	47,530
Less – Accumulated depreciation	**(34,027)**	(30,128)
Net property, plant and equipment	**$ 17,879**	$ 17,402

The Company entered into certain capital leases of vehicles during 2004, which are included in the caption equipment and vehicles. The cost of these vehicles under capital leases totaled $235,000, with related 2004 depreciation expense of $67,000. These vehicles are being depreciated over 3 years. The Company did not have any capital leases in 2003 or prior periods.

7. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets consist of the following (in thousands):

	2004	2003
Goodwill:		
Engineering	**$ 1,006**	$ 1,006
Energy	**7,465**	7,465
Total goodwill	**8,471**	8,471
Other intangible assets, net of accumulated amortization of $1,524 and $1,238, respectively	**476**	762
Goodwill and other intangible assets, net	**$ 8,947**	$ 9,233

Under SFAS 142, the Company's goodwill balance is not being amortized and goodwill impairment tests are being performed at least annually. The Company completed its most recent annual impairment review during the second quarter of 2004, and no impairment charge was required.

Amortization expense recorded on the other intangible assets balance was $286,000 for 2004 and 2003 and $285,000 for 2002. Future amortization expense on this balance is estimated to be $286,000 for the year ending December 31, 2005, with the remaining balance of $190,000 being amortized in 2006.

8. LONG-TERM DEBT AND BORROWING AGREEMENTS

During September 2004, the Company amended and restated its unsecured credit agreement (the "Agreement") with a consortium of financial institutions. The Agreement provides for an increased commitment of $60 million through September 17, 2008. The commitment includes the sum of the principal amount of revolving credit loans outstanding and the aggregate face value of

outstanding letters of credit. As of December 31, 2004, there were no borrowings outstanding under the Agreement; however, outstanding letters of credit totaled $7.1 million as of this date.

The Agreement provides for the Company to borrow at the bank's prime interest rate or at LIBOR plus an applicable margin determined by the Company's leverage ratio (based on a measure of EBITDA to indebtedness). The Agreement also requires the Company to meet minimum equity, leverage, interest and rent coverage, and current ratio covenants. If any of these financial covenants or certain other conditions of borrowing are not achieved by the Company, under certain circumstances, the banks may demand the repayment of all borrowings outstanding and/or require deposits to cover the outstanding letters of credit. Under the Agreement, the Company pays the bank commitment fees of 3/8% per year based on the unused portion of the commitment.

In 2003, as a result of the increased borrowings and its financial performance, the Company was required to seek and obtain waivers of several of its financial ratio covenants at the end of the second and third quarters. The most notable covenants that required waivers were debt to cash flow and leverage ratios. In connection with the third quarter waiver, the Company was able to amend its minimum owners' equity and leverage ratio financial covenants effective with the fourth quarter of 2003 computations, and the cost in excess of billings covenant was eliminated.
In the second quarter of 2003, the Company also entered into an agreement with its banks to provide a Revolving Credit Note (the "Note") in the amount of $5 million through the middle of the third quarter of 2003. The Note provided the Company with additional liquidity that was needed in conjunction with changes in its billing process and system which caused temporary delays in both client billings and cash collections during the first nine months of 2003. All borrowings were repaid and the Note matured during the third quarter of 2003.

The average daily balance outstanding when the Company was in a borrowed position was $6,757,000 and $23,214,000 at weighted-average interest rates of 3.29% and 3.47% for 2004 and 2003, respectively. The proceeds from 2004 and 2003 borrowings under the Agreement were used to meet various working capital requirements. The Company did not borrow under the Agreement during 2002.

9. CAPITAL STOCK

In 1996, the Board of Directors authorized the repurchase of up to 500,000 shares of the Company's Common Stock in the open market. During 2003, the Company reactivated this share repurchase program and repurchased an additional 80,400 treasury shares at an average market price of $8.58 per share (based on market prices ranging from $7.90 to $8.81 per share) for a total cost of $690,000. The Company made no treasury share repurchases during 2004 or 2002. As of December 31, 2004, 414,689 treasury shares had been repurchased under this program. Also in 2003, the Board of Directors authorized the Company to repurchase up to 500,000 additional shares of the Company's Common Stock in the open market. No shares had been repurchased under this additional authorization as of December 31, 2004.

Prior to March 2002, the Company's Common Stock was divided into two series, Common Stock and Series B Common Stock. Each share of Common Stock entitles the holder thereof to one vote on all matters submitted to the shareholders, and each share of Series B Common Stock entitled the holder thereof to ten votes on all such matters. During the fourth quarter of 2001, the Company announced that all of its Series B Common Stock would be exchanged into Common Stock. Under this program, each Series B share held by the Company's Employee Stock Ownership Plan ("ESOP") was exchanged for approximately 1.018 shares of Common Stock during the first quarter of 2002. Immediately following that exchange, the remaining Series B shares were automatically converted into Common equivalents in accordance with provisions of the Company's Articles of Incorporation. This exchange resulted in 23,452 shares of Common Stock being withdrawn from the Company's treasury stock. The effect of this exchange was reflected in the Company's Consolidated Balance Sheet during 2002, and did not impact its net income for the year ended December 31, 2002. The utilization of the treasury shares did not have a material effect on the Company's earnings per share computations.

The Company's Articles of Incorporation authorize the issuance of 6,000,000 shares of Series B Common Stock, par value $1 per share. At December 31, 2004 and 2003, there were no shares of such Series B Stock outstanding. The Company has no plans of issuing any Series B Common Stock in the near future. The Company's Articles of Incorporation also authorize the issuance of 300,000 shares of Cumulative Preferred Stock, par value $1 per share. At December 31, 2004 and 2003, there were no shares of such Preferred Stock outstanding.

10. RIGHTS AGREEMENT

In 1999, the Company's Board of Directors adopted a Rights Agreement (the "Rights Agreement"). In connection with the Rights Agreement, the Company declared a distribution of one Right (a "Right") for each outstanding share of Common Stock to shareholders of record at the close of business on November 30, 1999. The Rights will become exercisable after a person or group has acquired 25% or more of the Company's outstanding Common Stock or has announced a tender offer that would result in the acquisition of 25% or more of the Company's outstanding Common Stock. The Board of Directors has the option to redeem the Rights for $0.001 per Right prior to their becoming exercisable. The Rights will expire on November 16, 2009, unless they are earlier exchanged or redeemed.

Assuming the Rights have not been redeemed, after a person or group has acquired 25% or more of the Company's outstanding Common Stock, each Right (other than those owned by a holder

of 25% or more of the Common Stock) will entitle its holder to purchase, at the Right's then current exercise price, a number of shares of Common Stock of the Company having a value equal to two times the exercise price of the Rights. In addition, at any time after the Rights become exercisable and prior to the acquisition by the acquiring party of 50% or more of the outstanding Common Stock, the Company's Board of Directors may exchange the Rights (other than those owned by the acquiring person or its affiliates) for Common Stock of the Company at an exchange ratio of one share of Common Stock per Right.

11. LEASE COMMITMENTS

The Company's noncancellable leases relate to office space, computer hardware and software, office equipment and vehicles with lease terms ranging from 1 to 10 years. Future annual minimum lease payments under noncancellable operating leases as of December 31, 2004 were as follows (in thousands):

Fiscal Year	Operating Lease Obligation
2005	$15,803
2006	13,230
2007	11,302
2008	8,784
2009	6,804
Thereafter	10,031
Total	$65,954

Rent expense under noncancellable operating leases was $15,637,000 in 2004, $12,501,000 in 2003, and $11,432,000 in 2002.

The Company's future minimum lease payments for capital leases total $70,000 annually for 2005 through 2007, with the remaining balance of $15,000 due in 2008. The amounts representing interest, taxes and maintenance total $34,000 for the years 2005 through 2008.

12. INCOME TAXES

The provision for/(benefit from) income taxes consisted of the following (in thousands):

	2004	2003	2002
Current income taxes:			
Federal	**$ —**	$ (2,463)	$ 6,821
State	**—**	375	583
Foreign	**2,349**	967	1,335
Total current income tax provision/(benefit)	**2,349**	(1,121)	8,739
Deferred income taxes:			
Federal	**8,018**	3,670	(842)
State	**137**	305	(69)
Total deferred income tax provision/(benefit)	**8,155**	3,975	(911)
Total provision for income taxes	**$10,504**	$ 2,854	$ 7,828

The following is a reconciliation of income taxes computed at the Federal statutory rate to income tax expense recorded by the Company (in thousands):

	2004	2003	2002
Computed income taxes at U.S. Federal statutory rate	**$ 7,979**	$ 1,722	$ 6,088
Foreign taxes, net of federal income tax benefit	**1,767**	406	791
State income taxes, net of federal income tax benefit	**137**	442	334
Nondeductible charges	**411**	415	376
Other, net	**210**	(131)	239
Total provision for income taxes	**$10,504**	$ 2,854	$ 7,828

The domestic and foreign components of the Company's income before income taxes are as follows (in thousands):

	2004	2003	2002
Domestic	**$20,037**	$ 3,785	$17,983
Foreign	**2,759**	1,135	(589)
Total	**$22,796**	$ 4,920	$17,394

The components of the Company's deferred income tax assets and liabilities at December 31, 2004 and 2003 are as follows (in thousands):

	2004	2003
Deferred income tax assets:		
Deductible temporary differences:		
Provision for expenses and losses	**$ 9,849**	$ 5,370
Billings in excess of revenues	**3,825**	5,678
State net operating loss carryforward	**2,812**	2,188
Federal net operating loss carryforward	**2,108**	—
Accrued vacation pay	**2,013**	1,775
Foreign tax credit	**582**	—
Fixed and intangible assets	**—**	1,092
Charitable contribution carryforward	**74**	74
Other	**99**	95
Total deferred income tax assets	**21,362**	16,272
Deferred income tax liabilities:		
Unbilled revenues	**(26,907)**	(18,119)
Undistributed foreign earnings	**(5,157)**	(2,160)
Valuation allowance - State	**(1,996)**	(2,188)
Fixed and intangible assets	**(1,652)**	—
Total deferred income tax liabilities	**(35,712)**	(22,467)
Net deferred tax liability	**$(14,350)**	$ (6,195)

As of December 31, 2004, the Company had net operating loss ("NOL") carryforwards of $6.0 million available for federal income tax purposes and related amounts totaling $47.8 million available in various states. These NOL carryforwards will expire in various periods from 2010 to 2024. A valuation allowance has been established for certain state NOL carryforwards. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The

Company has recorded a valuation allowance of $2.0 and $2.2 million in 2004 and 2003, respectively, for certain state NOL carryforwards and deferred tax assets anticipated to produce no tax benefit. The Company also has contribution carryforwards totaling approximately $196,000 at December 31, 2004, which will expire in 2009.

The Company has been informed by the Internal Revenue Service that they will be conducting an audit of the Company's 2002 consolidated U.S. income tax return commencing in March 2005. During 2002, the Internal Revenue Service completed an examination of the Company's 1998 U.S. income tax return and made no adjustments. The Company's 2001, 2002 and 2003 U.S. income tax returns remained subject to audit as of December 31, 2004. Management believes that adequate provisions have been made for income taxes at December 31, 2004.

13. CONTINGENCIES

Insurance coverage is obtained for catastrophic exposures as well as those risks required to be insured by law or contract. The Company requires its insurers to meet certain minimum financial ratings at the time the coverages are placed; however, insurance recoveries remain subject to the risk that the insurer will be financially able to pay the claims as they arise. The Company is insured with respect to its workers' compensation and general liability exposures subject to deductibles or self-insured retentions. Loss provisions for these exposures are recorded based upon the Company's estimates of the aggregate liability for claims incurred. Such estimates utilize certain actuarial assumptions followed in the insurance industry.

The Company is self-insured for its primary layer of professional liability insurance through a wholly-owned captive insurance subsidiary. The secondary layer of the professional liability insurance continues to be provided, consistent with industry practice, under a "claims-made" insurance policy placed with an independent insurance company. Under claims-made policies, coverage must be in effect when a claim is made. This insurance is subject to standard exclusions.

The Company's professional liability insurance coverage had been placed on a claims-made basis with Reliance Insurance Group ("Reliance") for the period July 1, 1994 through June 30, 1999. In 2001, the Pennsylvania Insurance Commissioner placed Reliance into liquidation. The Company remains uncertain at this time what effect this action will have on any claim the Company or its subsidiaries may have for insurance coverage under policies issued by Reliance with respect to past years. A wholly-owned subsidiary of the Company was subject to one substantial claim which fell within the Reliance coverage period. This claim was settled in the amount of $2.5 million, and payment was made by the Company in 2003. Due to the liquidation of Reliance, the Company is currently uncertain what amounts paid to settle this claim will be recoverable under the insurance policy with Reliance. The Company is pursuing a claim in the Reliance liquidation and believes that some recovery will result from the liquidation, but the amount of such recovery cannot currently be estimated. The Company had no related receivables recorded from Reliance as of December 31, 2004.

In July 2001, the Company announced that it had become aware that certain activities related to the operations of a 53% owned Nigerian subsidiary acquired in 1993 were the subject of an inquiry by the U.S. Department of Justice. There has been no activity in this matter since 2002. At this time, the Company does not expect that any remaining costs associated with this matter will have a material adverse effect on its consolidated financial statements.

As of December 31, 2003, the Company disclosed its awareness of an unasserted claim to recover alleged preference payments made to the Company within 90 days prior to a customer's Chapter 11 bankruptcy filing in 2002. During the third quarter of 2004, this preference claim was formally asserted against the Company. Subsequently, in October 2004, an agreement was reached to dismiss the preference claim against the Company in exchange for the Company's vote in favor of the current plan of reorganization and the Company waiving its entitlement as an unsecured creditor in the bankruptcy proceeding. This agreement was finalized during the fourth quarter of 2004. No amounts pertaining to the preference claim were previously accrued, and neither this claim nor its settlement had any effect on the Company's results of operations for the year ended December 31, 2004.

During 2000, the Company sold certain assets associated with its former heavy & highway construction business to A&L, Inc. This sale agreement provided indemnifications to the buyer for breaches of certain obligations by the Company. There was no dollar limit on these indemnifications, and the terms of the indemnifications vary but will ultimately be governed by the applicable statutes of limitations. In October 2003, A&L filed a lawsuit against the Company and a subsidiary alleging misrepresentation and breach of warranty in connection with the asset sale. The Company believes that A&L's claims are without merit and is vigorously contesting this lawsuit.

The Company has been named as a defendant or co-defendant in other legal proceedings wherein substantial damages are claimed. Such proceedings are not uncommon to the Company's business. After consultations with counsel, management believes that the Company has recognized adequate provisions for probable and reasonably estimable liabilities associated with these proceedings, and that their ultimate resolutions will not have a material adverse effect on the consolidated financial statements of the Company.

At December 31, 2004, the Company had certain guarantees and indemnifications outstanding which could result in future payments to third parties. These guarantees generally result from the conduct of the Company's business in the normal course.

The Company's outstanding guarantees at December 31, 2004 were as follows:

(Dollars in millions)	Maximum undiscounted future payments	Related liability balance recorded at 12/31/04
Standby letters of credit:		
Insurance related	$ 6.8	$ 6.8
Other	0.3	—
Sale of certain construction assets	Unlimited	—

The Company's banks issue standby letters of credit ("LOCs") on behalf of the Company under the Agreement as discussed more fully in Note 8 above. As of December 31, 2004, most of the Company's outstanding LOC amount was issued to an insurance company to serve as collateral for payments the insurer is required to make under certain of the Company's self-insurance programs. This LOC may be drawn upon in the event that the Company does not reimburse the insurance company for claims payments made on behalf of the Company. Such LOC renews automatically on an annual basis unless either the LOC is returned to the bank by the beneficiary or the Company's banks elect not to renew it.

14. EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

The Company maintains a defined contribution retirement program through its ESOP, in which substantially all employees are eligible to participate. The ESOP offers participants several investment options, including a variety of mutual funds and Company stock. Contributions to the ESOP are derived from a 401(k) Salary Redirection Program with a Company matching contribution, and a discretionary contribution as determined by the Company's Board of Directors. Under the 401(k) Salary Redirection Program, the Company revised its matching contribution percentage effective January 1, 2004 to match up to 100% of the first 3% and 50% of the next full 3% of eligible salary contributed, thereby resulting in a Company match of as much as 4.5% of eligible salary contributed. Previously, the Company matched 100% of the first 5% and 50% of the next full 1% of eligible salary contributed by participants. The Company's matching contributions are invested not less than 25% in Michael Baker Corporation Common Stock, with the remaining 75% being available to invest in mutual funds or the Company's Common Stock, as directed by the participants. The Company's required cash contributions under this program amounted to $5,006,000, $6,341,000 and $6,006,000 in 2004, 2003 and 2002, respectively. An additional discretionary employer contribution of $1,500,000 for 2004 was approved by the Company's Board of Directors in February 2005, and accrued as of December 31, 2004. No discretionary employer contributions were expensed in either 2003 or 2002.

As of December 31, 2004, the market value of all ESOP investments was $159,000,000, of which 27% represented the market value of the ESOP's investment in Michael Baker Corporation Common Stock. The Company's ESOP held 26% of both the shares and voting power for the outstanding Common Stock of the Company at December 31, 2004.

15. STOCK-BASED COMPENSATION

In January 2003, the FASB issued SFAS 148, which amended SFAS 123 to provide alternative methods of transition for companies that voluntarily change to the fair value based method of accounting for stock-based employee compensation. The Company subsequently adopted the prospective method of applying SFAS 148. Under the prospective method, the Company began expensing the fair value of all stock options granted, modified or settled effective January 1, 2003. During 2004 and 2003, the Company granted a total of 14,000 options each year to its nonemployee Board members and recognized related compensation expense in the amount of $80,000 and $61,000, respectively. The exercise prices associated with these option grants were equal to the average market prices on the dates of the grants. No related stock compensation expense was recorded during 2002. The Company currently pays no dividends.

Prior to January 1, 2003, the Company utilized the intrinsic value method of accounting for stock-based compensation, as originally promulgated by APB 25 and as permitted under SFAS 123. Accordingly, no compensation expense was recognized for stock options granted prior to January 1, 2003. If compensation expense for the Company's stock incentive plans had been determined based on the fair value at the grant dates for awards under those plans, consistent with the method prescribed by SFAS 123, the Company's pro forma net income and net income per share amounts would have been as follows:

(In thousands)	2004	2003	2002
Net income, as reported	**$12,292**	$ 2,066	$ 9,566
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	**77**	33	58
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	**(176)**	(202)	(630)
Pro forma net income	**$12,193**	$ 1,897	$ 8,994

	2004	2003	2002
Reported earnings per share:			
Basic	**$ 1.46**	$ 0.25	$ 1.15
Diluted	**1.44**	0.25	1.12
Pro forma earnings per share:			
Basic	**$ 1.45**	$ 0.23	$ 1.08
Diluted	**1.43**	0.23	1.05

16. STOCK OPTION PLANS

As of December 31, 2004, the Company had two fixed stock option plans. Under the 1995 Stock Incentive Plan (the "Plan"), the Company was authorized to grant options for an aggregate of 1,500,000 shares of Common Stock to key employees through December 14, 2004. Under the amended 1996 Nonemployee Directors' Stock Incentive Plan (the "Directors' Plan"), the Company may grant options and restricted shares for an aggregate of 400,000 shares of Common Stock to nonemployee board members through February 18, 2014. The Directors Plan was amended by a vote at the annual meeting of shareholders in April 2004 to increase the number of shares available for grant to 400,000 from 150,000 shares. Under both plans, the exercise price of each option equals the average market price of the Company's stock on the date of grant. Unless otherwise established, one-fourth of the options granted to key employees became immediately vested and the remaining three-fourths vested in equal annual increments over three years under the now expired Plan, while the options under the Directors' Plan become fully vested on the date of grant. Vested options remain exercisable for a period of ten years from the grant date under both plans.

Under the Directors' Plan, each nonemployee director was issued 1,000 restricted shares of Common Stock for a total of 7,000 shares of restricted stock issued in each of 2004 and 2003, and 8,000 shares of restricted stock issued in 2002. The Company recognized compensation expense totaling $63,000, $20,000 and $120,000 related to the issuance of these restricted shares in 2004, 2003 and 2002, respectively. Restrictions on the shares expire two years after the issue date.

The following table summarizes all stock option activity for both plans in 2004, 2003 and 2002:

	Shares subject to option	Weighted average exercise price per share
Balance at December 31, 2001	**540,937**	**$ 7.98**
Options granted	232,470	15.58
Options exercised	(76,270)	7.51
Options forfeited or expired	(67,283)	12.78
Balance at December 31, 2002	**629,854**	**$ 10.34**
Options granted	14,000	8.55
Options exercised	(9,875)	4.94
Options forfeited or expired	(9,698)	14.47
Balance at December 31, 2003	**624,281**	**$ 10.32**
Options granted	14,000	12.63
Options exercised	(192,136)	7.88
Options forfeited or expired	—	—
Balance at December 31, 2004	**446,145**	**$ 11.44**

The weighted average fair value of options granted during 2004, 2003 and 2002 was $6.59, $3.99 and $8.01, respectively. As of December 31, 2004, no shares of the Company's Common Stock remained available for future grant under the expired Plan, while 256,000 shares were available for future grant under the Directors' Plan.

The following table summarizes information about stock options outstanding under both plans as of December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of exercise prices	Number of options	Average life*	Weighted average exercise price	Number of options	Weighted average exercise price
$ 4.8125 - $ 6.9063	77,854	4.2	$ 6.02	77,854	$ 6.02
$ 7.8125 - $ 9.0000	48,957	6.6	8.47	48,957	8.47
$ 9.5313 - $ 12.850	144,710	4.2	10.36	60,371	10.68
$15.035 - $15.625	174,624	7.2	15.58	130,848	15.56
Total	446,145	5.6	$ 11.44	318,030	$ 11.21

**Average life remaining in years*

The fair value of options on the respective grant dates was estimated using a Black-Scholes option pricing model, based on the following assumptions:

	2004	2003	2002
Weighted average risk-free interest rate	**5.5%**	5.5%	5.7%
Weighted average expected volatility	**45.4%**	40.6%	47.7%
Expected option life	**6 years**	6 years	6 years
Expected dividend yield	**0%**	0%	0%

17. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for the two years ended December 31, 2004 (in thousands, except per share information):

	2004 – Three Months Ended			
	Mar. 31	June 30	Sept. 30	Dec. 31*
Total contract revenues	$ 125,005	$ 130,603	$ 140,652	$ 154,492
Gross profit	20,941	23,990	21,986	19,271
Income before income taxes	5,845	6,342	5,969	4,639
Net income	3,098	3,605	3,283	2,305
Diluted net income per common share	$ 0.37	$ 0.42	$ 0.38	$ 0.27

* Includes pre-tax expense totaling $1.5 million for a discretionary employer contribution to the Company's 401(k) program (see Note 14).

	2003 – Three Months Ended			
	Mar. 31	June 30	Sept. 30	Dec. 31
Total contract revenues	$ 99,299	$ 104,799	$ 106,338	$ 115,547
Gross profit	13,446	15,019	16,282	16,357
Income/(loss) before income taxes	(179)	122	2,508	2,469
Net income/(loss)	(97)	68	1,205	890
Diluted net income/(loss) per common share	$ (0.01)	$ 0.01	$ 0.14	$ 0.11

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management of Michael Baker Corporation is responsible for preparing the accompanying financial statements and for ensuring their integrity and objectivity. These financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and fairly represent the transactions and financial position of the Company. The financial statements include amounts that are based on management's best estimates and judgments.

The Company's financial statements have been audited by PricewaterhouseCoopers LLP, independent registered public accountants, as selected by the Audit Committee. Management has made available to PricewaterhouseCoopers LLP all the Company's financial records and related data, as well as the minutes of shareholders' and directors' meetings.

The Audit Committee is composed of directors who are not officers or employees of the Company. It meets regularly with members of management, the internal auditors and the independent registered public accountants to discuss the adequacy of the Company's internal control over financial reporting, its financial statements, and the nature, extent and results of the audit effort. Both the internal auditors and the independent accountants have free and direct access to the Audit Committee without the presence of management.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2004. Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.



Donald P. Fusilli, Jr.
President and Chief Executive Officer



William P. Mooney
Executive Vice President and Chief Financial Officer



Craig O. Stuver
Senior Vice President, Corporate Controller and Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Michael Baker Corporation:

We have completed an integrated audit of Michael Baker Corporation's 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' investment and cash flows present fairly, in all material respects, the financial position of Michael Baker Corporation and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



Pittsburgh, Pennsylvania
March 15, 2005

ChallengeUs.

Market Information - Common Shares

The principal market on which Michael Baker Corporation Common Stock is traded is the American Stock Exchange. High and low closing prices of the Common Stock for each quarter during 2004 and 2003 were as follows:

	2004				2003			
	Fourth	Third	Second	First	Fourth	Third	Second	First
High	$20.10	$16.68	$15.80	$12.84	$10.80	$11.02	$10.70	$11.00
Low	15.40	13.12	11.15	10.02	9.47	9.46	8.37	7.35

Challenge Us.

DONALD P. FUSILLI, JR., J.D., P.E.
President and Chief Executive Officer

WILLIAM P. MOONEY
Executive Vice President and Chief Financial Officer

H. JAMES MCKNIGHT, J.D.
Executive Vice President, General Counsel and Secretary

MONICA L. IURLANO
Executive Vice President and Chief Resources Officer

CRAIG O. STUVER, CPA
Senior Vice President and Corporate Controller

BRADLEY L. MALLORY
President – Engineering

JOHN D. WHITEFORD
Executive Vice President – Engineering

JAMES B. RICHARDS, JR., P.E.
Executive Vice President – Engineering

DAVID J. GREENWOOD, P.E.
Senior Vice President – Engineering

RICHARD W. GIFFHORN
President – Energy

REX P. DOYLE
Senior Vice President – Energy Operations and Business Development

ANNUAL MEETING

Baker's Annual Meeting will be held at 10:00 a.m. EDT, Thursday, April 21, 2005, at the:

Crowne Plaza Hotel
Pittsburgh International Airport
1160 Thorn Run Road
Coraopolis, PA 15108
412.262.2400

INVESTOR RELATIONS

Investors or analysts with questions about the Company should contact:

William P. Mooney
Executive Vice President and
Chief Financial Officer
412.269.6453
or
David G. Higie
Vice President, Corporate Communications & Investor Relations
412.269.6449

FORM 10-K

Written requests for the Company's 2004 10-K, which was filed on March 15, 2005, should be sent to:

Office of the Secretary
Michael Baker Corporation
Airside Business Park
100 Airside Drive
Moon Township, PA 15108

Or access our reports electronically at:
www.mbakercorp.com
Click "for Investors" then click "Annual Reports"

REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
600 Grant Street
Pittsburgh, PA 15219

OUTSIDE COUNSEL

Reed Smith LLP
435 Sixth Avenue
Pittsburgh, PA 15219

TRANSFER AGENT

American Stock Transfer
59 Maiden Lane
Plaza Level
New York, NY 10038
800.937.5449
718.921.8200
www.amstock.com

Michael Baker Corporation
[illegible] Business Park
[illegible] Drive
[illegible] Township, PA 15108
[illegible]9-6300
[illegible].com